SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2018 to 12/31/2018	8
01/01/2017 to 12/31/2017	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2018 to 12/31/2018	18
01/01/2017 to 12/31/2017	19
Statement of Value Added	20
Management Report	21
Notes to the Financial Statement	32
Comments on the Performance of Business Projections	128
Reports and Statements
Unqualified Independent Auditors’ Review Report	132
Opinion of the Supervisory Board or Equivalent Body	133
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)	134
Officers Statement on the Financial Staements	135
Officers Statement on Auditor’s Report	136

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 12/31/2018
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 12/31/2018	First prior year 12/31/2017	Second prior year 12/31/2016
1	Total assets	42,515,849	42,365,935	0
1.01	Current assets	8,668,688	7,642,103	0
1.01.01	Cash and cash equivalents	539,853	393,504	0
1.01.02	Financial investments	882,997	716,461	0
1.01.02.03	Financial investments measured at amortized cost	882,997	716,461	0
1.01.03	Trade receivables	1,965,817	1,898,794	0
1.01.04	Inventories	3,662,466	2,951,352	0
1.01.08	Other current assets	1,617,555	1,681,992	0
1.01.08.03	Others	1,617,555	1,681,992	0
1.02	Non-current assets	33,847,161	34,723,832	0
1.02.01	Long-term receivables	4,002,570	2,267,226	0
1.02.01.10	Other non-current assets	4,002,570	2,267,226	0
1.02.02	Investments	20,232,005	22,894,885	0
1.02.03	Property, plant and equipment	9,562,973	9,502,411	0
1.02.04	Intangible assets	49,613	59,310	0

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 12/31/2018	First prior year 12/31/2017	Second prior year 12/31/2016
2	Total liabilities	42,515,849	42,365,935	0
2.01	Current liabilities	11,191,230	9,175,980	0
2.01.01	Payroll and related taxes	135,255	133,774	0
2.01.02	Trade payables	2,720,857	1,768,366	0
2.01.03	Tax payables	116,336	86,496	0
2.01.04	Borrowings and financing	6,474,388	6,578,171	0
2.01.05	Other payables	1,679,538	534,587	0
2.01.06	Provisions	64,856	74,586	0
2.01.06.01	Provision for tax, social security, labor and civil risks	64,856	74,586	0
2.02	Non-current liabilities	22,621,884	26,162,582	0
2.02.01	Long term Borrowings and financing	17,687,208	22,454,846	0
2.02.02	Other payables	24,024	57,599	0
2.02.03	Deferred taxes	17,434	570,559	0
2.02.04	Provisions	4,893,218	3,079,578	0
2.02.04.01	Provision for tax, social security, labor and civil risks	538,077	555,459	0
2.02.04.02	Other provisions	4,355,141	2,524,119	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	191,884	248,918	0
2.02.04.02.04	Pension and healthcare plan	905,119	908,721	0
2.02.04.02.05	Provision for losses on investments	3,258,138	1,366,480	0
2.03	Consolidated Shareholders’ equity	8,702,735	7,027,373	0
2.03.01	Share Capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	32,720	30	0
2.03.04	Profit reserves	3,064,827	0	0
2.03.04.01	Legal reserve	189,122	0	0
2.03.04.02	Earnings reserves	2,933,969	238,976	0
2.03.04.09	Treasury shares	(58,264)	(238,976)	0
2.03.05	Profits/losses acumulated	0	(1,291,689)	0
2.03.08	Other comprehensive income	1,065,188	3,779,032	0

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Parent Company Financial Statements / Statements of Income (R$ thousand)
Code	Description	Current Quarter 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
3.01	Revenues from sale of goods and rendering of services	12,802,755	10,386,836	0
3.02	Costs from sale of goods and rendering of services	(10,320,367)	(8,542,284)	0
3.03	Gross profit	2,482,388	1,844,552	0
3.04	Operating expenses/income	3,190,822	378,027	0
3.04.01	Selling expenses	(645,928)	(680,386)	0
3.04.02	General and administrative expenses	(241,887)	(204,521)	0
3.04.04	Other operating income	4,126,906	799,874	0
3.04.05	Other operating expenses	(864,901)	(438,776)	0
3.04.06	Equity in income of affiliates and joint ventures	816,632	901,836	0
3.05	Profit before financial income (expenses) and taxes	5,673,210	2,222,579	0
3.06	Financial income (expenses)	(897,645)	(2,280,727)	0
3.06.01	Financial income	1.354.316	261,754	0
3.06.02	Financial expenses	(2,251,961)	(2,542,481)	0
3.06.02.01	Net exchange differences over financial instruments	(560,494)	(95,462)	0
3.06.02.02	Financial expenses	(1,691,467)	(2,447,019)	0
3.07	Profit (loss) before taxes	4,775,565	(58,148)	0
3.08	Income tax and social contribution	298,571	68,420	0
3.09	Profit (loss) from continued operations	5,074,136	10,272	0
3.11	Consolidated Profit (loss) for the year	5,074,136	10,272	0
3.99 3.99.01	Earnings per Share - (Reais / share) Basic earnings per share
3.99.01.01	Common shares	3.69498	0.00757	0
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	3.69498	0.00757	0

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
4.01	Consolidated profit for the year	5,074,136	10,272	0
4.02	Other comprehensive income	(2,713,844)	822,573	0
4.02.01	Actuarial gains/(losses) over pension plan of affiliates	(997)	2,168	0
4.02.02	Actuarial gains/(losses) on defined benefit pension plan	2,313	(206,275)	0
4.02.04	Cumulative translation adjustments for the year	(87,101)	170,342	0
4.02.05	Fair value through other comprehensive income	(1,559,680)	847,849	0
4.02.10	(Loss) / gain on change in percentage of investments	(105)	2,814	0
4.02.11	Gain (loss) on cash flow hedge accounting	(1,415,962)	(50,987)	0
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	370,191	92,140	0
4.02.13	Gain (Loss) on net investment hedge from investments in affiliates	(21,852)	(39,893)	0
4.02.14	Gain (Loss) on business combination	(651)	4,415	0
4.03	Consolidated comprehensive income for the year	2,360,292	832,845	0

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current Year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
6.01	Net cash from operating activities	6,594,731	721,126	0
6.01.01	Cash from operations	1,532,319	1,274,395	0
6.01.01.01	Profit (loss) for the period	5,074,136	10,272	0
6.01.01.02	Charges on loans and financing raised	1,524,956	2,115,117	0
6.01.01.03	Charges on loans and financing granted	(43,963)	(98,511)	0
6.01.01.04	Depreciation, depletion and amortization	586,198	642,833	0
6.01.01.05	Equity in results of affiliated companies	(816,632)	(901,836)	0
6.01.01.06	Deferred income tax and social contribution	(509,458)	(68,420)	0
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(27,112)	3,427	0
6.01.01.08	Monetary and exchange differences, net	887,204	270,944	0
6.01.01.11	Write-off of PPE and Intangible assets	19,280	2,112	0
6.01.01.12	Provision for actuarial liabilities	(13,513)	(28,605)	0
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(57,034)	(16,854)	0
6.01.01.14	PIS and COFINS credits	(2,208,462)	0	0
6.01.01.15	Debts writte-off - intragroup	(1,310,886)	0	0
6.01.01.16	Updated shares – Fair value through profit or loss (VJR)	(1,655,813)	0	0
6.01.01.17	Monetary adjustment related to the Eletrobrás's compulsory loan	(21,558)	(755,151)	0
6.01.01.18	Provision (Reversal) for consumption and services	81,354	19,026	0
6.01.01.19	Other provisions	23,622	80,041	0
6.01.02	Changes in assets and liabilities	5,062,412	(553,269)	0
6.01.02.01	Trade receivables - third parties	21,874	(420,153)	0
6.01.02.02	Trade receivables - related parties	(74,872)	202,105	0
6.01.02.03	Inventories	(711,114)	(447,122)	0
6.01.02.04	Receivables - related parties / Dividends	6,350,877	1,934,839	0
6.01.02.05	Tax assets	16,790	(114,878)	0
6.01.02.06	Judicial deposits	4,168	13,275	0
6.01.02.09	Trade payables	952,491	456,183	0
6.01.02.10	Payroll and related taxes	1,481	(1,902)	0
6.01.02.11	Taxes in installments - REFIS	31,354	19,863	0

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current Year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
6.01.02.13	Payables to related parties	28,475	93,598	0
6.01.02.15	Interest paid	(1,670,988)	(2,278,089)	0
6.01.02.18	Interest on swaps paid	1,522	1,984	0
6.01.02.19	Others	110,354	(12,972)	0
6.02	Net cash investment activities	(1,100,004)	(512,847)	0
6.02.01	Investments / AFAC / Acquisitions of Shares	(244,498)	(57,847)	0
6.02.02	Purchase of property, plant and equipment	(630,485)	(551,891)	0
6.02.10	Intercompany loans granted	(106,291)	(57,405)	0
6.02.11	Intercompany loans received	8,429	12,993	0
6.02.12	Exclusive funds	0	(121)	0
6.02.13	Financial Investments, net of redemption	(166,536)	41,972	0
6.02.14	Cash received by disposal of Usiminas’ shares	39,377	0	0
6.02.15	Cash received by disposal of investments - CGPAR	0	99,452	0
6.03	Net cash used in financing activities	(5,348,378)	(1,281,521)	0
6.03.01	Borrowings and financing	600,364	371,000	0
6.03.02	Borrowings of cost	(63,935)	(238)	0
6.03.04	Amortization of borrowings and financing	(2,675,163)	(1,407,940)	0
6.03.05	Amortization of borrowings and financing - related parties	(3,423,046)	(244,343)	0
6.03.09	Treasury shares	213,402	0	0
6.05	Increase (decrease) in cash and cash equivalents	146,349	(1,073,242)	0
6.05.01	Cash and equivalents at the beginning of the year	393,504	1,466,746	0
6.05.02	Cash and equivalents at the end of the year	539,853	393,504	0

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2018 to 12/31/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.03	Ajusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.04	Capital transactions with shareholders	0	32,690	180,712	(898,332)	0	(684,930)
5.04.05	Sales of treasury shares	0	0	180,712	0	0	(180,712)
5.04.06	Dividends	0	0	0	898,332	0	(898,332)
5.04.08	Profit on disposal of shares	0	32,690	0	0	0	32,690
5.05	Total comprehensive income	0	0	0	5,074,136	(2,713,844)	2,360,292
5.05.01	Profit for the period	0	0	0	5,074,136	0	5,074,136
5.05.02	Other comprehensive income	0	0	0	0	(2,713,844)	(2,713,844)
5.05.02.04	Translation adjustments for the year	0	0	0	0	(87,101)	(87,101)
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	0	0	0	0	1,316	1,316
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)
5.05.02.08	(Loss) / Gain on change in percentage of investments	0	0	0	0	(105)	(105)
5.05.02.09	(Loss) / Gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,045,771)	(1,045,771)
5.05.02.10	(Loss) / Gain on net investment hedge in foreign subsidiaries	0	0	0	0	(21,852)	(21,852)
5.05.02.11	(Loss)/ Gain on business combination	0	0	0	0	(651)	(651)
5.06	Internal changes in shareholders’ equity	0	0	2,884,115	(2,884,115)	0	0
5.06.01	Constitution of reserves	0	0	2,884,115	(2,884,115)	0	0
5.07	Closing balance	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2017 to 12/31/2017 (R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,301,961)	2,956,459	6,194,528
5.03	Ajusted opening balances	4,540,000	30	0	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	0	0	0	10,272	822,573	832,845
5.05.01	Profit for the period	0	0	0	10,272	0	10,272
5.05.02	Other comprehensive income	0	0	0		822,573	822,573
5.05.02.04	Translation adjustments for the year	0	0	0	0	170,342	170,342
5.05.02.07	Actuarial (loss)/gain on pension plan, net of taxes	0	0	0	0	(204,107)	(204,107)
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	847,849	847,849
5.05.02.12	(Loss) / Gain on change in percentage of investments	0	0	0	0	2,814	2,814
5.05.02.13	(Loss) / Gain on cash flow hedge accounting, net of taxes	0	0	0	0	41,153	41,153
5.05.02.14	(Loss) / Gain on net investment hedge in foreign subsidiaries	0	0	0	0	(39,893)	(39,893)
5.05.02,15	(Loss)/ Gain on business combination	0	0	0	0	4,415	4,415
5.07	Closing balance	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373

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Parent Company Financial Statements / Statement of Value Added (R$ thousand)
Code	Description	Current year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
7.01	Revenues	18,845,223	13,596,257	0
7.01.01	Sales of products and rendering of services	15,914,458	12,790,843	0
7.01.02	Other revenues	2,967,228	821,455	0
7.01.04	Allowance for (reversal of) doubtful debts	(36,463)	(16,041)	0
7.02	Raw materials acquired from third parties	(11,455,064)	(9,814,665)	0
7.02.01	Cost of sales and services	(11,078,146)	(8,822,738)	0
7.02.02	Materials, electric power, outsourcing and other	(315,864)	(985,182)	0
7.02.03	Impairment/recovery of assets	(61,054)	(6,745)	0
7.03	Gross value added	7,390,159	3,781,592	0
7.04	Retentions	(586,198)	(642,833)	0
7.04.01	Depreciation, amortization and depletion	(586,198)	(642,833)	0
7.05	Wealth created	6,803,961	3,138,759	0
7.06	Value added received	2,265,551	1,253,363	0
7.06.01	Equity in income of affiliates	816,632	901,836	0
7.06.02	Financial income	1,354,316	261,754	0
7.06.03	Others	94,603	89,773	0
7.06.03.01	Others and exchange gains	94,603	89,773	0
7.07	Wealth for distribution	9,069,512	4,392,122	0
7.08	Wealth distributed	9,069,512	4,392,122	0
7.08.01	Personnel	1,240,649	1,196,031	0
7.08.01.01	Salaries and wages	915,569	891,355	0
7.08.01.02	Benefits	261,507	228,559	0
7.08.01.03	Severance payment (FGTS)	63,573	76,117	0
7.08.02	Taxes, fees and contributions	418,372	547,801	0
7.08.02.01	Federal	134,614	414,033	0
7.08.02.02	State	283,755	133,746	0
7.08.02.03	Municipal	3	22	0
7.08.03	Remuneration on third-party capital	2,336,355	2,638,018	0
7.08.03.01	Interest	1,691,467	2,450,250	0
7.08.03.02	Leases	5,551	11,104	0
7.08.03.03	Others	639,337	176,664	0
7.08.03.03.01	Others and exchange losses	639,337	176,664	0
7.08.04	Remuneration on Shareholders' capital	5,074,136	10,272	0
7.08.04.02	Dividends	898,332	0	0
7.08.04.03	Retained earnings (accumulated losses)	4,175,804	10,272	0

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Consolidated Financial Statements / Balance Sheet – Assets
(R$ thousand)
Code	Description	Current Quarter 12/31/2018	First prior year 12/31/2017	Second prior year 12/31/2016
1	Total Assets	47,327,524	45,209,970	0
1.01	Current assets	12,014,483	11,881,496	0
1.01.01	Cash and cash equivalent	2,248,004	3,411,572	0
1.01.02	Financial investments	895,713	735,712	0
1.01.02.02	Financial investments at amortized cost	895,713	735,712	0
1.01.03	Trade receivables	2,078,182	2,197,078	0
1.01.04	Inventory	5,039,560	4,464,419	0
1.01.08	Other current assets	1,753,024	1,072,715	0
1.01.08.03	Others	1,753,024	1,072,715	0
1.02	Non-current assets	35,313,041	33,328,474	0
1.02.01	Long-term assets	4,382,389	2,591,594	0
1.02.01.03	Financial investments at amortized cost	7,772	0	0
1.02.01.07	Deferred tax assets	89,394	63,119	0
1.02.01.10	Other non-current assets	4,285,223	2,528,475	0
1.02.02	Investments	5,630,613	5,499,995	0
1.02.03	Property, plant and equipmet	18,046,864	17,964,839	0
1.02.04	Intangible assets	7,253,175	7,272,046	0

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Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet Liabilities
(R$ thousand)

Code	Description	Current Quarter 12/31/2018	First prior year 12/31/2017	Second prior year 12/31/2016
2	Total liabilities	47,327,524	45,209,970	0
2.01	Current liabilities	11,438,552	10,670,050	0
2.01.01	Payroll and related taxes	248,185	252,418	0
2.01.02	Trade payables	3,473,822	2,505,695	0
2.01.03	Tax payables	251,746	264,097	0
2.01.04	Borrowings and financing	5,653,439	6,526,902	0
2.01.05	Other payables	1,704,857	1,014,980	0
2.01.06	Provisions	106,503	105,958	0
2.01.06.01	Provision for tax, social security, labor and civil risks	106,503	105,958	0
2.02	Non-current liabilities	25,875,532	26,251,691	0
2.02.01	Long term Borrowings and financing	23,173,635	22,983,942	0
2.02.02	Other payables	227,328	129,323	0
2.02.03	Deferred tax liabilities	601,731	1,173,559	0
2.02.04	Provisions	1,872,838	1,964,867	0
2.02.04.01	Provision for tax, social security, labor and civil risks	685,953	719,133	0
2.02.04.02	Other provisions	1,186,885	1,245,734	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	281,766	337,013	0
2.02.04.02.04	Pension and healthcare plan	905,119	908,721	0
2.03	Consolidated Shareholders’ equity	10,013,440	8,288,229	0
2.03.01	Share Capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	32,720	30	0
2.03.04	Profit reserves	3,064,827	0	0
2.03.04.01	Legal reserves	189,122	0	0
2.03.04.02	Earnings reserves	2,933,969	238,976	0
2.03.04.09	Treasury shares	(58,264)	(238,976)	0
2.03.05	Profit/ losses acumulated	0	(1,291,689)	0
2.03.08	Other comprehensive income	1,065,188	3,779,032	0
2.03.09	Profit attributable to the non-controlling Shareholders	1,310,705	1,260,856	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statements of Income (R$ thousand)
Code	Description	Current year 01/01/2018 to 12/31/2018	Previous year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
3.01	Revenues from sale of goods and rendering of services	22,968,885	18,524,601	0
3.02	Costs from sale of goods and rendering of services	(16,105,657)	(13,596,141)	0
3.03	Gross profit	6,863,228	4,928,460	0
3.04	Operating expenses/income	83,332	(1,944,495)	0
3.04.01	Selling expenses	(2,263,688)	(1,815,107)	0
3.04.02	General and administrative expenses	(494,023)	(415,841)	0
3.04.04	Other operating income	4,036,043	824,286	0
3.04.05	Other operating expenses	(1,330,706)	(646,944)	0
3.04.06	Equity in income of affiliates and jointly operations	135,706	109,111	0
3.05	Profit before financial income (expenses) and taxes	6,946,560	2,983,965	0
3.06	Financial income (expenses)	(1,495,643)	(2,463,627)	0
3.06.01	Financial income	1,310,514	295,074	0
3.06.02	Financial expenses	(2,806,157)	(2,758,701)	0
3.06.02.01	Net exchange differences over financial instruments	(533,919)	(16,450)	0
3.06.02.02	Financial expenses	(2,272,238)	(2,742,251)	0
3.07	Profit (loss) before taxes	5,450,917	520,338	0
3.08	Income tax and social contribution	(250,334)	(409,109)	0
3.09	Profit (loss) from continued operations	5,200,583	111,229	0
3.11	Consolidated Profit (loss) for the year	5,200,583	111,229	0
3.11.01	Profit attributable to the controlling shareholders	5,074,136	10,272	0
3.11.02	Profit attributable to the non-controlling shareholders	126,447	100,957	0
3.99.01	Basic earnings per share
3.99.01.01	Common shares	3.69498	0.00757	0
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	3.69498	0.00757	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
4.01	Consolidated profit for the year	5,200,583	111,229	0
4.02	Other comprehensive income	(2,713,844)	822,573	0
4.02.01	Actuarial gains/(losses) over pension plan of affiliates	903	(12)	0
4.02.02	Actuarial gains /(losses) on defined benefit pension plan	413	(203,022)	0
4.02.03	Income tax and social contribution on actuarial (losses) gains in pension plan	0	(1,073)	0
4.02.04	Cumulative translation adjustments for the year	(87,101)	170,342	0
4.02.05	Fair value through profit or loss	(1,559,680)	847,849	0
4.02.09	(Loss) / gain on change in percentage of investments	(105)	2,814	0
4.02.10	Gain (loss) on cash flow hedge accounting	(1,415,962)	(50,987)	0
4.02.11	Realization of cash flow hedge accounting reclassified to income statement	370,191	92,140
4.02.12	Gain /(Loss) on net investment hedge in foreign subsidiaries	(21,852)	(39,893)	0
4.02.13	Gain/(Loss) on business combination	(651)	4,415	0
4.03	Consolidated comprehensive income for the year	2,486,739	933,802	0
4.03.01	Attributed to controlling shareholders	2,360,292	832,845	0
4.03.02	Attributed to non-controlling shareholders	126,447	100,957	0



(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
6.01	Net cash from operating activities	2,208,105	571,851	0
6.01.01	Cash from operations	3,583,993	3,293,458	0
6.01.01.01	Profit attributable to the controlling interests	5,074,136	10,272	0
6.01.01.02	Results of non-controlling shareholders	126,447	100,957	0
6.01.01.03	Charges on loans and financing	1,938,077	2,346,598	0
6.01.01.04	Charges on loans and financing granted	(50,239)	(54,777)	0
6.01.01.05	Depreciation, depletion and amortization	1,273,021	1,453,335	0
6.01.01.06	Equity in results of affiliated companies	(135,706)	(109,111)	0
6.01.01.08	Deferred tax	(576,895)	50,128	0
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(34,279)	10,166	0
6.01.01.10	Monetary variations and Exchange differences, net	1,023,695	250,660	0
6.01.01.11	Gain (loss) of derivative financial instruments	0	(28,503)	0
6.01.01.12	Monetary adjustment related to the Eletrobrás's compulsory loan	(21,558)	(755,151)	0
6.01.01.13	Write-off of PPE and Intangible assets	38,245	28,127	0
6.01.01.14	Provision (Reversal) for consumption and services	55,726	(44,921)	0
6.01.01.15	Provision for actuarial liabilities	(20,984)	(36,953)	0
6.01.01.16	PIS and COFINS credits	(2,208,462)	0	0
6.01.01.17	Net gain on sale of foreign subsidiary	(1,164,294)	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	(55,247)	(10,051)	0
6.01.01.19	Updated shares – fair value through profit or loss (VJR)	(1,655,813)	0	0
6.01.01.20	Other provisions	(21,877)	82,682	0
6.01.02	Changes in assets and liabilities	(1,375,888)	(2,721,607)	0
6.01.02.01	Trade receivables - third parties	99,223	(300,449)	0
6.01.02.02	Trade receivables - related parties	22,071	14,449	0
6.01.02.03	Inventories	(800,050)	(442,109)	0
6.01.02.04	Receivables from related parties	113,800	68,224	0
6.01.02.05	Tax assets	238,181	(100,470)	0
6.01.02.06	Judicial deposits	(7,496)	(6,720)	0
6.01.02.08	Trade payables	990,942	711,953	0
6.01.02.09	Payroll and related taxes	(1,100)	(3,658)	0
6.01.02.10	Taxes in installments - REFIS	(23,806)	23,775	0
6.01.02.12	Payables to related parties	129,031	46,081	0
6.01.02.14	Interest paid	(2,141,710)	(2,634,931)	0
6.01.02.17	Other	5,026	(97,752)	0
6.02	Net cash used in investing activities	(98,459)	(1,049,224)	0
6.02.01	Investments / acquisition of shares	(218,840)	0	0

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Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
6.02.02	Purchase of property, plant and equipment	(1,317,102)	(1,059,481)	0
6.02.04	Receipt/(payment) in derivative transactions	(372)	30,453	0
6.02.05	Purchase of intangible assets	(2,200)	(622)	0
6.02.06	Intercompany loans granted	(101,908)	(49,072)	0
6.02.07	Intercompany loans received	0	4,819	0
6.02.08	Financial Investments net of redemption	(167,773)	24,679	0
6.02.09	Net cash reveived from sale of foreign subsidiary	1,670,359	0	0
6.02.10	Cash reveived from sale of Usiminas’ shares	39,377	0	0
6.03	Net cash used in financing activities	(3,257,186)	(993,755)	0
6.03.01	Borrowings and financing	2,143,679	534,506	0
6.03.02	Cost of borrowing	(92,287)	(238)	0
6.03.05	Amortization of borrowings and financing	(5,019,978)	(1,528,023)	0
6.03.07	Payments of dividends and interests on shareholder´s equity	(502,002)	0	0
6.03.08	Disposal of shares in treasury	213,402	0	0
6.04	Exchange rate on translating cash and cash equivalents	(16,028)	11,538	0
6.05	Increase (decrease) in cash and cash equivalents	(1,163,568)	(1,459,590)	0
6.05.01	Cash and equivalents at the beginning of the year	3,411,572	4,871,162	0
6.05.02	Cash and equivalents at the end of the year	2,248,004	3,411,572	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2018 to 12/31/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.04	Capital transactions with shareholders	0	32,690	180,712	(898,332)	0	(684,930)	0	(684,930)
5.04.05	Sales of treasury shares	0	0	180,712	0	0	180,712	0	180,712
5.04.06	Dividends	0	0	0	(898,332)	0	(898,332)	0	(898,332)
5.04.08	Profit on disposal of shares	0	32,690	0	0	0	32,690	0	32,690
5.05	Total comprehensive income	0	0	0	5,074,136	(2,713,844)	2,360,292	126,447	2,486,739
5.05.01	Profit for the year	0	0	0	5,074,136	0	5,074,136	126,447	5,200,583
5.05.02	Other comprehensive income	0	0	0	0	(2,713,844)	(2,713,844)	0	(2,713,844)
5.05.02.04	Translation adjustments for the year	0	0	0	0	(87,101)	(87,101)	0	(87,101)
5.05.02.06	Actuarial (loss)/gains on pension plan, net of taxes	0	0	0	0	1,316	1,316	0	1,316
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)	0	(1,559,680)
5.05.02.08	(Loss) /Gain on change in percentage of investments	0	0	0	0	(105)	(105)	0	(105)
5.05.02.09	(Loss) / Gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,045,771)	(1,045,771)	0	(1,045,771)
5.05.02.10	(Loss) / Gain on net investment hedge in foreign subsidiaries.	0	0	0	0	(21,852)	(21,852)	0	(21,852)
5.05.02.11	(Loss)/Gain on business combination	0	0	0	0	(651)	(651)	0	(651)
5.06	Internal changes in shareholders’ equity	0	0	2,884,115	(2,884,115)	0	0	(76,598)	(76,598)
5.06.01	Constitution of reserves	0	0	2,884,115	(2,884,115)	0	0	0	0
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	(76,598)	(76,598)
5.07	Closing balance	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2017 to 12/31/2017 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equit	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	0	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	0	0	0	10,272	822,573	832,845	100,957	933,802
5.05.01	Profit for the year	0	0	0	10,272	0	10,272	100,957	111,229
5.05.02	Other comprehensive income	0	0	0	0	822,573	822,573	0	822,573
5.05.02.04	Translation adjustments for the year	0	0	0	0	170,342	170,342	0	170,342
5.05.02.07	Actuarial (loss)/gains on pension plan, net of taxes	0	0	0	0	(204,107)	(204,107)	0	(204,107)
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	847,849	847,849	0	847,849
5.05.02.12	(Loss) /Gain on change in percentage of investments	0	0	0	0	2,814	2,814	0	2,814
5.05.02.13	(Loss) / Gain on cash flow hedge accounting, net of taxes	0	0	0	0	41,153	41,153	0	41,153
5.05.02.14	(Loss) / Gain on net investment hedge in foreign subsidiaries.	0	0	0	0	(39,893)	(39,893)	0	(39,893)
5.05.02.15	(Loss)/Gain on business combination	0	0	0	0	4,415	4,415	0	4,415
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	(30,094)	(30,094)
5.06.07	Non-controlling interests in subsidiaries	0	0	0	0	0	0	(30,094)	(30,094)
5.07	Closing balance	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Current Year 01/01/2018 to 12/31/2018	First prior year 01/01/2017 to 12/31/2017	Second prior year 01/01/2016 to 12/31/2016
7.01	Revenues	29,144,363	21,945,416	0
7.01.01	Sales of products and rendering of services	26,335,609	21,204,594	0
7.01.02	Other revenues	2,853,361	759,964	0
7.01.04	Allowance for (reversal of) doubtful debts	(44,607)	(19,142)	0
7.02	Raw materials acquired from third parties	(17,620,827)	(14,196,504)	0
7.02.01	Cost of sales and services	(14,829,430)	(11,540,509)	0
7.02.02	Materials, electric power, outsourcing and other	(2,655,691)	(2,621,653)	0
7.02.03	Impairment/recovery of assets	(135,706)	(34,342)	0
7.03	Gross value added	11,523,536	7,748,912	0
7.04	Retentions	(1,273,021)	(1,453,335)	0
7.04.01	Depreciation, amortization and depletion	(1,273,021)	(1,453,335)	0
7.05	Wealth created	10,250,515	6,295,577	0
7.06	Value added received	1,600,820	538,744	0
7.06.01	Equity in income of affiliates	135,706	109,111	0
7.06.02	Financial income	1,310,514	295,074	0
7.06.03	Others	154,600	134,559	0
7.06.03.01	Others and exchange gains	154,600	134,559	0
7.07	Wealth for distribution	11,851,335	6,384,321	0
7.08	Wealth distributed	11,851,335	6,384,321	0
7.08.01	Personnel	2,297,125	2,230,733	0
7.08.01.01	Salaries and wages	1,798,575	1,746,040	0
7.08.01.02	Benefits	415,826	372,791	0
7.08.01.03	Severance payment (FGTS)	82,724	111,902	0
7.08.02	Taxes, fees and contributions	1,383,850	1,576,352	0
7.08.02.01	Federal	1,027,086	1,255,441	0
7.08.02.02	State	332,032	298,299	0
7.08.02.03	Municipal	24,732	22,612	0
7.08.03	Remuneration on third-party capital	2,969,777	2,916,007	0
7.08.03.01	Interest	2,272,238	2,745,482	0
7.08.03.02	Leases	25,435	28,991	0
7.08.03.03	Others	672,104	141,534	0
7.08.03.03.01	Others and exchange losses	672,104	141,534	0
7.08.04	Remuneration on Shareholders' capital	5,200,583	111,229	0
7.08.04.02	Dividends	898,332	0	0
7.08.04.03	Retained earnings (accumulated losses)	4,175,804	10,272	0
7.08.04.04	Non-controlling interests in retained earnings	126,447	100,957	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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2018 MANAGEMENT REPORT

1-     MESSAGE FROM MANAGEMENT

As we expected, 2018 was another challenging year for Brazil, with a slow economic recovery and still high unemployment rates. It is true that the economic outlook was positive for just over a year, but soon in the first half the country was surprised by the general strike of the truck drivers. The shutdown, which lasted ten days, impacted the supply of basic items to the population and affected all sectors of the economy.

In the midst of this adverse scenario, it was up to CSN to do even more - and the result was positive. The company ended the year with steel stocks close to zero, the best index in years. 5.1 million tons of steel were sold, 66% of which was sold in the domestic market and 34% exported or sold through its subsidiaries abroad, even in the face of a drop in exports due to the global protectionism framework.

In the Mining sector, total production was 35.2 million tons of iron ore and the company has advanced its strategy of using the tailings filtering plant, providing less dependence on the use of the dams.

Undoubtedly, the recent events in the Mining area point to a moment of uncertainty. Thus, the early months of 2019 should still be defining the market. At CSN, we will continue to be determined and motivated in the pursuit of productivity, efficiency and safety in all areas, with the intensification of the use of new technologies - such as dry ore processing - that will allow us to always tread the path of excellence.

Benjamin Steinbruch

Chairman of the Board of Directors

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Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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2-     THE COMPANY

With interests in steel, mining, cement, logistics and energy, CSN operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to this integrated production system and exemplary management, CSN’s production costs are among the lowest in the sector where it operates.

CSN has an installed capacity of 6.7 million tons of crude steel, being 5.2 million tons of flat steel and 1.5 million tons of long steel (0.4 million at UPV and 1.1 million at SWT) with a total of 5.1 million tons sold in 2018. Of this amount, 66% was sold in the domestic market and 34% was exported or sold overseas by the Company’s subsidiaries.

In the mining segment, sales increased by 7% in 2018 compared to the previous year. The Company produced a total of 35,2 million tons in 2018.

CSN is one of the largest industrial electricity consumers in Brazil, holding electricity generation assets through interest in consortiums of hydropower plants, in addition to generating energy that is integrated with its production process, thus ensuring its energy self-sufficiency.

3- OUTLOOK, STRATEGY and INVESTMENTS

CSN has been investing in its five operational segments to enhance its units’ competitive advantages and review the Company’s business portfolio and projects to maximize the return to the shareholders.

3.1- STEEL

The Presidente Vargas Plant in Volta Redonda is CSN’s most important steel production unit, with an installed crude steel production capacity of 5.6 million tons, being 5.2 million tons of flat steel and 0.4 million tons of long steel. In 2018, the plant produced 4.2 million tons in crude steel, of which 4.0 million tons in flat steel and 0.2 million tons in long steel, while the production of rolled products reached 3.8 million tons. In addition to its units in Brazil, CSN has two subsidiaries overseas: Lusosider, in Portugal, and SWT- Stahlwerk Thuringen, in Germany.

3.2- MINING

In 2018, CSN sold approximately 35,2 million tons of iron ore, of which 5.2 million tons went to the Presidente Vargas plant. In turn, the Tecar terminal operated by CSN Mineração S.A. in the Itaguaí Port, shipped approximately 30 million tons of iron ore in 2018.

3.3 - LOGISTICS

Ports

The Tecon port, managed by Sepetiba Tecon S.A., a subsidiary of CSN, is the largest terminal in terms of container turnover in Rio de Janeiro State and one of the largest in its segment in Brazil. Tecon has an annual capacity of 660,000 TEUs (Twenty-Foot Equivalent Unit).

Railways

CSN retains interest in three rail companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística.

MRS Logística S.A (MRS)

CSN holds, directly and indirectly, a 34.94% interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro – São Paulo - Belo Horizonte corridor.

MRS's main business segment is the heavy haul client (cargoes of iron ore, coal and coke), which transported around 119 million tons in 2018, equivalent to 68.2% of the Company’s total haul transportation.

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In the container segment, MRS maintained its position among the largest transporters in the national rail sector, transporting 1.98 million containers in 2018, compared to 1.84 million containers in 2017 and 1.78 million in 2016.

MRS’ rail services play a vital role in supplying raw materials and the disposal of final products. All iron ore, coke and coal consumed by the Presidente Vargas plant is transported by MRS, as well as a part of the steel produced by CSN.

Transnordestina Logística S.A. (TLSA)

TLSA is the concession holder for the construction and operation of Nova Transnordestina, with 1,753 kilometers in railway to connect the rail terminal in Eliseu Martins (PI) to the ports of Suape (PE) and Pecém (CE), crossing several cities in the States of Piauí, Pernambuco and Ceará. The railway’s projected operating capacity will be 30 million tons/year and will play an important role in the development of the Northeast region, providing logistical support for the oil and by-products, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

FTL concession holder of the former Northeast network of RFFSA, crossing seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a rail network of 4,534 km and a transportation capacity of approximately 2 million tons/year, with emphasis to the transportation of fuel, cement and pulp, among others. Currently, FTL’s operational railway network connects the states of Maranhão, Piauí and Ceará through 1,191 kilometers. The traffic on the remaining rail stretches has been suspended. Said stretches are under negotiations to return to the Agência Nacional de Tranportes Terrestres (ANTT) and Departamento Nacional de Infraestrtura de Transportes (DNIT).

4-     RELEVANT CORPORATE EVENTS

On June 05, 2018, Companhia Siderúrgica Nacional, LLC, located in the United States, with operations in pickling, cold rolling and galvanizing of flat steel, had its corporate name changed to “Heartland Steel National, LLC”. On the same date, a new company was incorporated under the name “Companhis Siderúrgica Nacional, LLC’, wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC (“LLC”) became a wholly owned subsidiary of CSN Steel.

On June 29, 2018, Heartland Steel Processing, LLC, was sold t Steel Dinamics, Inc. (“SDI”). The transaction amount was US$ 400,000,000.00. The Company maintained its commercial activities of importation and distribution in the North American market through the LLC.

5- CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Company’s transparency and exposure through new coverage by financial institutions and participation in events and conferences.

Capital Stock

CSN’s capital stock is divided into 1,387,524,047 common book-entry shares, with no par value, in which each common share has the right to one vote at the Company’s Shareholders’ Meetings.

Controlled by Vicunha Aços S.A. and Rio Iaco Participações S.A. which retain 48.97% and 4.19% of CSN’s total capital, respectively, CSN’s management is exercised by the Board of Directors and the Board of Executive Officers.

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CSN – Ownship Breakdown on December 31, 2018 (%)

*Controlling Group

Annual Shareholders’ Meeting

In accordance with the prevailing legislation, shareholders meet once a year at the Annual Shareholders’ Meeting to examine management’s accounts and the financial statements, resolve on the allocation of annual net income and the eventual payment of dividends, and every two years, to resolve on the election of the members of the board of Directors. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to resolve on specific issues that are not within the normal scope of the Annual Meeting.

Board of Directors

The Board of Directors comprises up to eleven members, who meet on a regular basis on the dates established by the annual calendar, at least once every quarter and on an extraordinary basis whenever necessary. Members are elected for a two-year term with re-election being permitted. The current Board of Directors is composed of five members. Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing the Executive Officers and may, if necessary, constitute special advisory committees.

Board of Executive Officers

Currently composed of five Officers, one of whom is the CEO, the Board of Executive Officers is responsible for managing and administering the Company's social businesses, respecting the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting. The members of the Board of Executive Officers meet whenever called by the CEO or two other executive officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term with re-election being permitted.

Fiscal Council

Currently, the Company has a Fiscal Council installed, with term ending on the date of the 2019 Annual Shareholders’ Meeting. The Fiscal Council’s main function is to supervise the administrators and verify compliance with legal and statutory duties. In addition, the Fiscal Council is also responsible for examining the quarterly information and financial statements prepared by the Company, providing an opinion on the management’s annual report and management proposals to be submitted to the Shareholders’ Meeting. The Fiscal Council is composed of three effective members and three alternate members, of which one effective member and one alternate member is appointed by the Company’s minority shareholders.

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Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes Oxley Act. Its main responsibilities include reviewing the financial statements and other public information about the Company’s operating performance and financial condition and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits.

Internal Audit

CSN maintains an Audit, Risk and Compliance Department, which acts independently within the organization to assist and communicate material facts to the Company’s Board of Directors, pursuant to Article 19, VIII of the Company’s Bylaws. The Internal Audit Committee has its own methodology and tools that are used in the execution of its attributions, which are aligned with the market’s best practices and adopts a systematic and disciplined approach, acting in an objective and independent manner to evaluate the effectiveness of the Company’s controls and consequent improvement of risk management, control and governance processes, as well as fraud prevention, reporting its results to the Board of Directors through the audit committee.

Independent Auditors

The independent auditors, Grant Thornton Independent Auditors, who provided auditing services to CSN and its subsidiaries in 2018, were also hired to issue a conclusion on the Company’s quarterly and annual financial statements and to provide additional services for the examination of the financial statements. It is the understanding of both the Company and its independent auditors that such services do not affect the independence of the auditors.

Values for services provided by auditors	(R$ thousand)
Fees related to external audit	4,544
Fees related to other services	684
Total	5,228

The services provided by the external auditors in addition to the examination of the financial statements are submitted for prior approval by the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity. In accordance with CVM Instruction 480/09, the Board of Director declared on 02/20/2019 that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2018.

Sarbanes-Oxley Act

The Company’s governance structure includes Corporate Risk Management, which reports to the Risk and Compliance Department whose responsibilities include assessing the risks that may impact the financial statements and defining internal controls to mitigate such risks, together with the managers responsible for business processes. The Company evaluates the effectiveness of its internal control structure, in compliance with 2013 COSO principles and the Sarbanes-Oxley Act (SOX), and the result of this assessment is reported to senior management and to the Audit Committee.

In 2017, the Company implemented actions towards the remediation of material weakness identified in the previous year and in assessments made by the management’s internal controls, jointly with the external

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auditor, and did not identify material weaknesses as of December 31, 2017. The Company is in the final control assessment stage for 2018, pursuant to section 404 of the Sarbanes-Oxley Act.

Code of Ethics

The Company maintains a Code of Ethics approved by the Board of Directors and contemplates the principles of the Anti-Corruption Law (12.846/13). The code is applicable to all employees, directors and board members and establishes ethical principles and responsibilities for third parties, which consist of suppliers, service providers and possible intermediary and associated agents. The code is available to all employees and business partners and is used as a declaration of conduct in the company and of the commitments assumed. Its content is in the public domain and can be located at CSN’s website (www.csn.com.br).

The Company’s Audit, Risk and Compliance Department is responsible for the Integrity Program aimed at ensuring business transparency and compliance with the standards of ethical conduct in the exercise of our activities. This process includes the continuous training of employees and the monitoring of compliance with laws, regulations, internal policies and standards.

The Company also provides whistleblowing channels for reporting improper or suspicions acts. The reporting of complaints by employees, third parties and external public may be provided anonymously or by identification, in which confidentiality and non-retaliation are guaranteed. The complaints are handled by the Compliance Investigation Department, subordinated to the Audit, Risk and Compliance Department and reported to the Audit Committee.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy and Policies of Negotiable Securities, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent, unified and within the proper timeframes, in accordance with CVM Instruction 358/2002 and Section 409 – Real Time Issuer Disclosure of the Sarbanes-Oxley Act. The Policy establishes that its Material Acts and Facts of the Company should be published in the News Portal of the Folha de São Paulo newspaper, as well as on the Company’s Investor Relations website and the websites of the Comissão de Valores Mobiliários, and B3 S.A. – Brasil Bolsa, Balcão.

6- INNOVATION

The Company has a tradition of pioneering spirit and innovation as an intrinsic part of its history. CSN's Research, Development and Innovation Center has been recognized for developing new products and new solutions to the market. This represents the true essence of its activities, turning innovation into the engine powering economic growth. CSN faces the daily challenge of meeting and surprising the market.

Through the management of intellectual property rights, including trademarks, patents, and industrial designs, CSN seeks to ensure an adequate protection for the Company while allowing for strategic alliances and technological partnerships to stimulate the dissemination of the Company’s innovation and scientific/technological know-how.

One of the highlights of CSN's Strategic Innovation Plan is the Product Innovation project, which is based on the development of new products and new applications of Advanced High-Strength Steels in industrial scale for the automotive industry, allowing for the increase in CSN’s competitiveness through an enrichment of its product portfolio and the higher commercial sales to the market.

In addition to the development stages for the offering of new products, we highlight the Company’s ability in providing technical assistance to its clients in the varied applications possible within the industry. The polyphase AHSS (Advanced High-Strength Steels) line meets the global demand for materials produced in accordance with current processing methods, offering products of high mechanical strength and good forming

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ability, fully complying with the manufacturing requirements from automakers, vehicle safety, mass reduction and fuel consumption and consequently generating less gas pollution, thus minimizing environmental impacts.

The new polyphase AHSS can be classified as Ferrite-Bainite, Dual-Phase (biphasic), steels with deformation-induced transformation or TRIP-Transformation-Induced-Plasticity, Complex-Phase (CP) steels and martensitic steels obtained in continuous production lines. In addition to these lines of steel, CSN's development of Press Hardening Steel (PHS), or Hot Forming, is also worth noting as it also has a strong tendency to increase its application in automotive bodies due to the possibility of conforming complex geometries with high mechanical resistance requirements for the final product.

CSN has the technology for manufacturing pre-painted steels in its Coil Coating Line and concentrates its efforts in the development of new products and applications mainly in the white line and construction segments. This enables its clients to use new products with features that meet not only the performance and aesthetics requirements but also the optimization of the production flow by simplifying process stages resulting in cost reduction in the production chain.

CSN offers its clients innovative solutions combined with application engineering. The Company is a reference in client support for the metal sheet segment, ensuring the continuous development of new environmentally friendly products. CSN's product approval processes in the automotive and white-line segments continually leverage innovative solutions to meet the market’s growing demands.

7- PEOPLE

CSN’s People Management model is based on the conviction that human capital is our competitive advantage and the best way to ensure our performance in the market where we operate. We transform knowledge into a successful trajectory, based on passion, dedication and competence that generate opportunities, achievements and recognitions.

CSN’s integrated and efficient people management is based on five pillars: Attract; Align and Engage; Evaluate; Develop; Recognize and Reward, investing in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

Amidst a challenging year, we reinforced our essence of Doing Well, Doing More and Doing Always, making it alive in all processes, programs and projects of our People Management.

In order to maintain a high-performance and qualified team, the attraction, development and talent retention programs are updated yearly on several levels and aligned with our strategic guidelines. Our Recruitment & Selection policies seek to guarantee the non-discrimination in our selection processes, making it clear that the Company will not tolerate any practices contrary to our ethical values.

We carry out several actions aimed at the dissemination and development of the CSN’s Essence, such as: CSN Flix, where employees have the opportunity to watch short videos and exchange experiences to strengthen the understanding of competencies and how they are used in our work routines; Conversation Round Table between leaders and followers for better alignment with CSN’s corporate culture; Sponsorship and Trainee Mentorship to welcome new employees and trainees, respectively; Corporate Breakthrough, opening discussion spaces with our employees on the empowerment of women in the business environment.

The Company maintains diverse strategies to guarantee the recognition and to incentivize the professional development of its internal audience. One of the initiatives is called the SuperAção Program - Performance Evaluation System for all employees of the CSN Group. The results obtained guide the Individual Development Plan, allow the identification of potential successors for leadership positions and support the recognition and reward process.

Based on these results, we carry out the Career and Succession Program on an annual basis, aimed at identifying with our managers and executives, employees with succession potential for leadership positions within the CSN group. The identified employees are submitted to an accelerated development program including practical, real-world learning experiences such as knowledge building Workshops (Self-Knowledge, Leading People, Communication and Influence, and Planning and Execution), Talk Show with Senior Leaders, Learning Groups and presentation of CSN's Real Business Cases by our executives.

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Thus we guarantee the continuity of our company, ensuring the continuity of our Leadership and Business model, in addition to a careful look to the career paths of our talents.

In 2018, we invested 393,066 hours in training, aimed at generating and sharing knowledge, fostering the development of the necessary competencies to achieve corporate goals and perpetuity of the business. The 70/20/10 learning model was the guideline for all the Company’s development actions, which ensures its efficiency and effectiveness.

One of our key development actions is geared towards our Trainees. The program is executed in all Business Units and is focused on preparing young individuals. This year, we ministered the following modules: Self-knowledge, Career, Relationship and Communication, PDCA Learning Methodology and Market: Efficiency, Effectiveness and Creativity. Additionally, since 2018, our trainees have been invited to develop an Application Project in an autonomous way, with a joint monitoring by a qualified tutor in their department and the Human Resources team. Thus we ensure the professional is trained with effective experiences and a business vision.

Our model aims to accelerate learning by training the talents who have the potential to occupy effective positions in the medium and long term, aligning the trainee's career and development interests with our organizational needs in addition to contributing to the country's development through education and professionalization.

Still in terms of our business evolution and our managers, we continued the School of Leaders, which was implemented in 2011, with the following modules: Relationship and Trust Management for Supervisors and Coordinators, Training of Leaders and Successors, Execution: New Perspectives for Managers and Strategic Management Focused on Results, Managing Organizational Changes and Transformations for Senior Management.

Through the continuous training and development of our leaders, we identify an important opportunity to positively impact all our employees, building a cooperative environment focused on the development of teams and on the achievement of excellent results.

The major milestone for 2018 was the implementation of the Internal Trainee Program, whose objective is to develop and empower trainees of the CSN group to generate a positive impact on the organization and increase the talent retention. The selection was done in Dec/2018 and was based on a group of 24 trainees.

The classification steps considered the presentation of the Application Project for Senior Management, where the applicability and feasibility of the Project was analyzed, as well as the sense of delivery, responsibility and knowledge of each trainee. A total of 8 trainees were selected for the program.

We established partnerships with several educational institutions for university extension and language courses, with special prices for our employees, thus further encouraging their development.

Once again, we reaffirm that we act as owners, choosing the best strategies to overcome the obstacles faced in 2018. We show that we are working together for the sustainability of the business.

CSN ended 2018 with 23,699 direct employees and 11,567 indirect employees, indicating a turnover rate of 13.2%, one of the lowest in the industrial sector.

8 - SOCIAL RESPONSIBILITY

CSN’s social responsibility projects are created to value the potential of the people and region where the Company operates, seeking partnerships with the local government and society. From 2006 to 2018, the amount invested by CSN surpassed R$206 million. In 2018 alone, investments amounted to R$27.6 million in the education, culture, sport and health areas through initiatives from Fundação CSN and projects developed by partner institutions, supported by tax incentives.

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Fundação CSN is committed to the democratization of access to quality education. It maintains two technical schools:

Centro de Educação Tecnológica, in Congonhas/MG and Escola Técnica Pandiá Calógeras, in Volta Redonda/RJ. In 2018, a total of 920 students attended, of which 441 received scholarships.

The Ganhar o Mundo program offers scholarship programs for overseas studies for young women aged 15 to 18. Among the selected students, one student was offered a full-time scholarship program to Barnard College, two students were offered full-time scholarship programs and 11 received partial partnership programs in recognized foreign universities. Fundação CSN has a distinguished role in the training of young apprentices with the aim of fostering their entry to the job market. In 2018, 559 young individuals were trained, a 12% increase in the number of available positions compared to the previous year. Hotel-Escola Bela Vista and Vila Business Hotel, both located in Volta Redonda, offer annual training courses in hospitality, providing professional qualification in various areas. In 2018, 99 young individuals completed the course, resulting in a total of 1,222 individuals trained since 2007.

The Garoto Cidadão project, in partnership with municipal governments, serves underprivileged children and teenagers with socio-cultural activities in the cities of Volta Redonda and Itaguaí, in Rio de Janeiro, Congonhas and Arcos, in Minas Gerais and Araucária, in Paraná. Students take music, theater, dance and visual arts classes, among other activities such as the Projeto de Vida project, which guides them in the pursuit of their dreams and in the achievement of personal and professional goals. In 2018, the project offered socio-cultural activities to 1,500 children and teenagers. The students’ performances are already part of the cultural calendar of the cities where the Garoto Cidadão project is present. Throughout the year, 115 performance were made to an audience of 55,800 people.

Circula Brasil is a stage truck belonging to the Garoto Cidadão project and took cultural performances by the students and local artists to five cities. The Centro Cultural Fundação CSN is also located in Volta Redonda and carried out 138 actions such as training, professional vocation and cultural performances to an audience of 44,000 people.

Among the initiatives sponsored by CSN, we highlight the implantation of the Jewish Museum and the programming of the Jewish Immigration Memorial, in addition to sports training projects of the Grêmio Osasco Audax club. In the Elderly Fund program, CSN sponsored the Hospital do Câncer e de Barretos and Hospital Angelina Caron. In the Children Fund program, CSN sponsored GRAACC and in the National Support Program for Cancer Care (PRONON), CSN sponsored the Casa de Apoio Lar Maria – Rede Feminina. In the National Support for the Health of the Disabled (PRONAS/PCD), CSN sponsored the Novos Horizontes – Apadefi program.

Education is part of Fundação CSN’s DNA, permeating all its activities, including those involving culture, sports and social assistance. In 2018, another step was taken towards the cooperation process for the development of thousands of children and teenagers.

9 - SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

CSN maintains various social, environmental and sustainability management instruments in order to act in a purposeful way and meet the needs of the various stakeholders involved in the communities and businesses where it operates. The Company's sustainability practices have as main objectives the creation of sustainable values and the management of environmental risks, the optimization and efficiency in the use of natural resources and the control of potential impacts. The Company has an Environmental Management System (EMS), in compliance with the requirements of the international standard ISO 14001.

CSN has been maintaining several initiatives to ensure the more efficient use of water in its production processes, with highlights to the water reuse ratio above 94% at the Presidente Vargas plant (UPV). In order to reach this percentage, in 2017, CSN implemented the recirculation and cooling water system of the UPV Carbochemical Unit, consequently reducing the collection of 3,0 thousand m³/h of water from the Paraíba do Sul river. The project, in addition to increasing the water reuse ratio of the unit also eliminated any possibility of oil leakage from this unit to the Paraíba do Sul river. With the preparation of the Water Inventory in its main units, it was possible to develop plans and measures to improve their efficiency and reduce potential impacts.

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CSN signed the Adjustment of Conduct Term (“TAC”) with the State of Rio de Janeiro - through the State Environment Secretary ("SEA"), the State Environmental Institute ("INEA") and the State Environmental Control Commission ("ECSC"), with one of the largest environmental investments in the steel industry. Over R$ 300 million in investments are planned for the next six years for the Presidente Vargas plant in Volta Redonda. The investment, with more than 30 improvement actions to be made at the Presidente Vargas plant, proves the company's commitment to the sustainability of its activities and to the community.

Since 2010, CSN has been undertaking an inventory of its greenhouse gas emissions in line with GHG Protocol guidelines, in order to provide input for managing carbon, mitigating risks and adapting to climate change. For the fourth consecutive year, the Company received the Gold Seal of the Brazilian GHG Protocol Program for having disclosed the emissions of all its units, which were submitted to external verification. As requested by investors, the Company reports on a yearly basis, to the Carbon Disclosure Project (CDP), the guidelines it follows regarding climate change, supply chain and water resources.

Other sustainability strategies have also been adopted by the Company. Since 2012, CSN participates in the Climate Forum promoted by the Ethos Institute for Social Responsibility and participates in the work groups of the Center for Sustainability Studies (FGVces) of the São Paulo Business Administration Faculty of the Fundação Getúlio Vargas (FGV EAESP), an space for studies, learning, reflection, innovation and knowledge production, comprised by multidisciplinary training individuals, who work on the development of strategies, policies and tools for public and private sustainability management at local, national and international levels.

The Company’s environmental guidelines also include the monitoring of dams, used to contain tailings from the processing cycle of mining activities done by CSN Mineração. Pursuant to the dam classification by DNPM Official Notice 70.389/2017, all the Company's dams are audited by independent companies specialized in the subject, aimed at certifying the stability, or lack thereof, of the dams and identifying preventive actions to ensure their stability. The Dam Safety Plan and Emergency Action Plan for Mining Dams (PAEBM) of CSN Mineração have been finalized with all necessary consolidated volumes, in compliance with the DNPM official letter.

The company is at the forefront of tailings treatment, with an investment of R$ 250 million in dry stacking technology, which already covers 40% of the volume of the tailings from CSN Mineração, the largest development of its kind ever made in Brazil. By the end of 2019, the Company will be dry processing 100% of its ore, discarding the use of dams for the production process.

CSN always acts in a way that minimizes the impacts of its operations, in addition to investing in environmental preservation and education initiatives, confirming its commitment to the quality of life of future generations. CSN has an important social front, the Environmental Education Program (PEA), an initiative by the Company and managed by Fundação CSN, with emphasis on the Arcos (MG) and Congonhas(MG) units, in order to reaffirm its commitment to the transformation of values and attitudes through new practices and knowledge. The environmental education project, with emphasis on issues related to historical and natural heritages, in places related to its activities, uses art as a discussion instrument among public school students, teachers and corporate employees.

Finally, CSN has been constantly mapping its stakeholders and, since 2012, the Company uses a mapping criterion to assess environmental, social and economic impacts, in accordance with the Global Reporting Initiative (GRI) guidelines, for all its operations. The data and indicators obtained in this process allow CSN to monitor its performance and assess its exposure to social and environmental risks and future opportunities.

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10 - DISCLAIMER

This document contains forward-looking statements, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and Exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors on a regional, national or global basis.

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the “Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial activities in the United States and operations in Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw material being sold to subsidiaries and third parties.

The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which investments of around R$ 250 million in dry stacking technology have already been made. In this context, it is expected that CSN Mineração will be fully processing the tailings in the dry process by the end of 2019, subject to revision of projects and expected deadlines, proper operation of equipment and unforeseen delays. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the UPV in Volta Redonda (RJ) is installed the new business unit CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant. Additionally, the operation of its second clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the  former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II), still under construction, and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

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In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; our exports of iron ore are performed using the TECAR terminal; additionally, we use the terminal for landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 26 - “Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

 In 2018, the Company amortized principal and interest in the approximate amount of R$7.1 billion of its loans and financing. In 2019, loans and interest to be incurred next year, are expected to be paid in the approximate amount of R$3.5 billion. The financial leverage may adversely affect the businesses, financial conditions and operating results. Which can entail the following considerations:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure (i) to fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and (ii) fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

•         Increase in the economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

The Company’s ability to continue operating depends, therefore, on the achievement of operating targets defined by management, in addition to refinancing of contracted debts, and/or actions related to financial deleveraging.

In addition to the continuous focus on improvement in operating income, management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms.

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and

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prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. Always committed to the plan to extend it debt payment term, mainly those of short term, the company’s management concluded, in February 2018, the reprofile of its debts at R$ 4.98 billion with Banco do Brasil, extending the maturity dates from 2018 to 2022 for maturities up to 2024. Still in February 2018, the company issued debt instruments (“Notes”) in the amount of US$350 million through our wholly-owned subsidiary CSN Resources S.A., with maturity date in 2023 and, in conjunction, made a repurchase offer (“Tender Offer”) of the Notes previously issued by CSN Islands XI Corp and CSN Resources S.A, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets. However, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on management’s cash flow projections that covered the operational period until December 2019, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, management believes that the Company has appropriate resources to continue its operations in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2018 were prepared based on the assumption of going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil in compliance with Brazilian Corporate Law, pronouncements, guidelines and Interpretations issued CPC (Accounting Pronouncements Committee), approved by CVM, besides the own rules issued by CVM (Brazilian Securities Commission) and  International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and highlight all the relevant information of the financial statements, and only this information, which correspond to those used by the Company's management.

The preparation of financial statements in conformity with IFRS and CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. It is disclosed in the notes to this report all subjects involving a high degree of judgment or complexity, or when assumptions and estimates are significant to the consolidated financial statements, those subjects are related to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security contingences, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criteria used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When the IFRS and the CPC allows us an option between acquisition cost and other measurement criteria, the acquisition cost was the criteria used.

The consolidated and parent company interim financial statements were approved by the Board of Directors on February 20, 2019.

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2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2018 and 2017 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2018	12/31/2017	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U. (1)		100.00	Equity interests
CSN Export Europe, S.L.U. (1)		100.00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)		100.00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)		100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	91.69	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
Aceros México CSN (2)	0.08		Commercial representation, sales of steel and related activities
CSN Inova Ltd.(3)	100.00		Advisory and implementation of new development projects

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional (4)		100.00	Steel
Lusosider Projectos Siderúrgicos S.A.	100.00	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.00	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN (2)	99.92	100.00	Commercial representation, sale of steel and related activities
Lusosider Ibérica S.A	100.00	99.94	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC (4)	100.00		Import and distribution/resale of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 9.a, where is disclosed business information under the equity method and fair value through profit or loss and comprehensive income.

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•   Events in 2018:

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., the date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017;

(2)     Transfer of 1% stake in Aceros Mexico CSN from CSN Steel to Companhia Siderúrgica Nacional occurred on February 1, 2018. On September 18, 2018, CSN Steel increased the capital of Aceros Mexico CSN, diluting the direct interest of Companhia Siderúrgica Nacional to 0.08%, with CSN Steel holding 99.92%. On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

(3)     Company incorporated in 2018.

(4)     On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc. The remaining assets are registered at Companhia Siderúrgica Nacional, LLC, a subsidiary of CSN Steel (see note 3).

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2018	12/31/2017	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

In preparing the consolidated financial statements, we have adopted the following consolidation procedures:

•                     Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial expenses, cost of sales and income tax and social contribution.

The base date to the financial statements of the subsidiaries and joint ventures is the same as of the Company, and their accounting policies are also in line with the policies adopted by the CSN.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

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The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial expenses, cost of sales, net sales and income tax and social contribution.

Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding percentage from 20% up to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Parent company financial statements

In the parent company financial statements, investments in subsidiaries and associates are accounted for by the equity method. To get the same result and equity attributable to equity holders in parent company and consolidated financial statements, are made in both financial statements, the same practice of adjustments upon adoption of IFRS and CPCs.

2.d) Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements are related to each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Transactions and balances

According CPC 02 – The effects of changes in foreign exchange rates, transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2018 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

According CPC 02 and ICPC 21 – foreign currency transactions and advance consideration, the transactions in which the Company recognizes a non-monetary asset or non-monetary liability involving prepayments or receipts in foreign currency are recorded at the exchange rate of the date the entity initially recognized (transaction date) the non-monetary asset or non-current liability monetary.

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The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2018, US$1 is equal to R$3.8748 (R$3.3080 at December 31, 2017) and €1 is equal to R$4.4390 (R$3.9693 at December 31, 2017), according to the rates obtained from Central Bank of Brazil website.

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as financial income or expenses.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into exchange differences related to the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated by exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed or sold.

2.e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 5.

2.f) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses, being foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period.  The accounts receivable with a receipt period of more than 90 days are subject to a present value adjustment and analysis regarding the operation.

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With the adoption of the new CPC 48 - Financial instruments, the Company started to apply the new model of expected losses, where it considers all possible loss events over the life of its receivables. These expected credit losses are estimated according to the loss rate by maturity range adopted by the Company since the initial (recognition) date of the asset.

The Company considers customer history, default rate, financial situation and the position of its legal advisors to estimate the expected credit losses.

2.g) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  The allowance for estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

2.h) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2.i) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The consideration transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred, and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired, and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

2.j) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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If some components of property, plant and equipment have different useful lives, these components are accounted for in separate line items of property, plant and equipment.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•	Research and analysis of historical data related to area exploration;
•	Topographic, geological, geochemical and geophysical studies;
•	Determine the mineral asset’s volume and quality/grade;
•	Examine and test the extraction processes and methods;
•	Topographic surveys of transportation and infrastructure needs;
•	Market and financial studies;

The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units’ method based on the probable and proven ore quantities.

The development stage includes:

•	Drillings to define the ore body;
•	Access and draining plans;
•	Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, they are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.k) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods estimated.

Mineral rights acquired are classified in line item ‘’other assets’’ in intangible assets.

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Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions from business combination is recognized as intangible assets in the consolidated financial statements. In the parent company statements, goodwill is included in investments. The gain on purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose, and if that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives in up to 10 years.

2.l) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount at which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.m) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized for an asset since it is agreed that either cash reimbursement or future reduction on payables will flow back to CSN. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. The present value of economic benefits is calculated taking into account the funding requirements applicable to the Company’s plans. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

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The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. When benefits became vesting rights, all actuarial gains or losses are immediately recognized in profit or loss.

The Company recognizes all actuarial gains or losses resulting from defined benefit plans immediately in other comprehensive income. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). Success fees are accrued to the extent that they make it probable that disbursements will occur. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.o) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company´s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary Sepetiba Tecon and the port terminal TECAR for exporting ore and importing coal, which is managed by the subsidiary CSN Mineração.

The Company´s concession contracts are not within the scope of the international interpretative standard ICPC01/IFRIC12 – Service Concession Arrangements, considering that the grantor (refers to the

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government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers. In essence, all concession contracts have operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases, according CPC 06 - Leases. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts.

Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the contracts.

There are assets related to our concessions which are subject to reversion to the grantor at the end of the concession agreement.

 The residual carrying amounts of these assets on December 31, 2018 are listed below with an indication of their classification in our financial statements:

Concession	Net book value (R$)			Classification in balance sheet
Sepetiba Tecon S.A. (TECON)	347	million		Fixed assets and intangible (Software)

Tecar (CSN Mineração)	1,616	million		Fixed assets intangible (Software)

FTL - Ferrovia Transnordestina Logística S.A. (FTL)	227	million		Fixed assets
Transnordestina logística S.A. (TLSA)	8,439	million	(1)	Investment

(1) The amount of fixed and intangible assets is recognized in TLSA’s financial statements. The Company recognizes its interest in the assets under the equity method.

2.p) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.q) Revenue recognition

As of January 1, 2018, CPC 47 was adopted by the Company, all assets are recorded according to the respective practice.

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration that the entity expects to receive in exchange for the delivery of the good or service promised to the client.

Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, understanding that performance obligation is an enforceable promise in a contract with a customer for the transfer of a good / service or a series of goods or services.

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The transfer is considered to be effected when or as the customer obtains control of that asset.

If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized.

Freight export services under the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) modalities, where the Company is responsible for the freight service, are considered separate services and therefore a separate obligation, with their allocation apart of the price of the transaction and with recognition of the service over time. Such revenue allocated to freight does not significantly affect the results of the Company's fiscal year and, therefore, it is not presented separately in the financial statements. For other services rendered, revenue is recognized based on its realization.

2.r) Financial income and financial expenses

Financial income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Financial expenses comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.s) Income tax and social contribution

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws enacted by the end of the reporting period.

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Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely.

2.t) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Group and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Group does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.u) Environmental and restoration costs

The Company recognizes a provision for the recovery costs and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period when the provision for recovery is recognized coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.v) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project developments (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product commercial production, on a straight-line basis and over the period of the expected benefit.

2.w) Financial instruments

As of January 1, 2018, CPC 48 was adopted by the Company, all assets and liabilities are recorded according to the respective practice.

i)    Financial assets

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Financial assets are classified into the following categories: assets measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. Assets are classified according to the definition of the business plan adopted by the Company and the characteristics of the cash flow of the financial asset.

•         Recognition and measurement

The Company classifies, at initial recognition, its financial assets into three categories: i) assets measured at amortized cost ii) fair value through profit or loss and iii) fair value through other comprehensive income.

•         Amortized cost

Assets measured at amortization cost must be measured if both of the following conditions are met: i) the financial asset is maintained within the business plan whose objective is to maintain financial assets for the purpose of receiving contractual cash flows ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that exclusively constitute payments of principal and interest on the principal amount outstanding, the Company shall recognize its interest income, exchange gains and losses and impairment directly in the income statement

•         Fair value through profit or loss

Financial assets should be measured at fair value through profit or loss only if they are not measured as assets measured at amortized cost or fair value through other comprehensive income. The Company must recognize its interest income, foreign exchange gains and losses, impairment, and other net income are recognized directly in income.

•         Fair value through other comprehensive income.

Financial assets shall be measured at fair value through comprehensive income only when the following conditions are met: i) the financial asset is maintained within a business plan whose objective is achieved by the receipt of contractual cash flow and by the sale of financial assets, ii) the contractual terms of the financial asset give rise, in specific dates and interest on the value of the outstanding principal.

The assets measured at fair value through other comprehensive income are classified into two categories: i) debt instruments in which the interest income calculated using the effective interest method, the foreign exchange gains and losses and the impairment are recognized in the statement of income. Other net income is recognized directly in the Company's equity, in "other comprehensive income". In derecognition, the accumulated result in other comprehensive income is reclassified to income, ii) equity instrument these assets are measured subsequent to the fair value. The dividends are recognized as a gain in profit or loss, unless the dividend represents a clear recovery of part of the cost of the investment. Other net income is recognized directly in the Company's equity in "other comprehensive income" and is never reclassified to income.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

Regular purchases and sales of financial assets are recognized at the trading date on which the Company undertakes to buy or sell the asset.

•         Derecognition of financial assets

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Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership.

If the company holds substantially all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

ii)             Financial liabilities

Financial liabilities are classified under the following categories: financial liability at amortized cost, fair value through profit or loss. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at amortized cost

The Company shall classify all its financial liabilities as amortized cost, except financial liabilities classified at fair value through profit or loss, derivative liabilities, collateral agreement.

Other financial liabilities are measured at amortized cost using the effective interest method. The interest expenses, gains and losses are recognized in the income statement.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures and trade payables.

•       Financial liabilities at fair value through profit or loss

Financial liabilities classified in category fair value through profit or loss are financial liabilities held for trading or those designated at the time of initial recognition.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

Gains and losses on financial liabilities classified at fair value through profit or loss are recognized in profit or loss

•        Derecognition of financial liabilities

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the agreement is settled, canceled or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

iii)            Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts as well as the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv) Derivative instruments and hedging activities

•       Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter

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they are subsequently measured at their fair value and any changes are recognized as “Financial income (expenses)” in the income statement.

•        Cash flow Hedge

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in other operational income/expenses, if applicable.

The amounts accumulated in equity are realized in operational result in the periods when the forecast exports affect the result.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in equity at the time remain recognized in equity and, from that moment, the exchange variations are recorded in the financial income/expenses. When the forecast transaction is completed, the gain or loss is reclassified to operational result. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operational”.

The movements in the hedge amounts denominated as export cash flow hedges are shown in note 13 – Financial Instruments.

•        Net investment hedge

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to CPC38/IAS39. Such relationship occurs since the financial liabilities are related to the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking  hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in other operating, when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as an other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

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The changes in the amounts of hedge denominated as Net investment hedge are shown in note 13 – Financial Instruments.

2.x) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to enable decisions regarding resources to be allocated to the segment and assessment of its performance. The Company maintains distinct financial information for the distinct segments.

2.y) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply to the conditions attaching to them and assurance that the grants will be received, so then they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs that the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.z) Noncurrent assets held for sale and discontinued operations

Noncurrent assets and groups of assets are classified as held for sale if their carrying amount is recovered mainly through a sale transaction and not through continued use.

The criteria for classification of items held for sale are considered to be met only when the sale is highly probable and the asset or group of assets is available for immediate sale.

Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

Classification as a discontinued operation occurs through disposal, or when the transaction meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Group business which comprises operations and cash flows that may be clearly distinct from the rest of the Group and represent a separate business line or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the total income after income tax of these operations, less any impairment loss.

2.a.a) Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

2.ab) New standards and interpretations issued and not yet adopted

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The following standards and interpretations have been issued and will be mandatory for subsequent accounting periods, that is, as of January 1, 2019, 2020 and 2021 and were not early adopted by the Group for the year ended December 31, 2018:

Standard	Main items introduced by the standard	Effective date
IFRS16 – Leases

This new standard defines the principles for recognition, measurement, presentation and disclosure of leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low-value items. For lessors, accounting treatment remains practically the same, with the classification of leases as operating leases or financial leases.

IFRS 16 replaces existing lease standards, including IAS 17 / CPC 06 (R1) - Leasing operations and ICPC 03 (IFRIC 4, SIC 5 and SIC 27) - Complementary aspects of leasing operations

January 1, 2019
IFRIC 23 – Uncertainty over Income Tax Treatments

Can be unclear how tax law applies to a particular transaction or circumstance. This interpretation complements the CPC 32/ IAS 12 – Income Tax, clarify how to reflect the effects of uncertainty over income tax treatments.

January 1, 2019
The Conceptual framework for financial reporting

Review of the Conceptual Framework by establishing a comprehensive set of concepts for guidance on financial performance reporting; better definitions and guidelines, highlighting the definition of a liability; and clarification in relevant areas.

January 1, 2020
IFRS 17 – Insurance contracts

It establishes a more complex model for recognizing an insurer's revenue because it is based on a discounted cash flow model, adjusted for this insurance contract portfolio and also for a contractual service margin.

January 1, 2021

The following information presents the possible impacts on the adoption of IFRS16/CPC06 – Leases and IFRIC 23/ ICPC 22 – Uncertainty over Income Tax Treatments, which were available at the time of the preparation of these financial statements. In this way, these preliminary assessments and their potential impacts are subject to change until the initial adoption is disclosed in the 2019 financial statements.

•         IFRS 16 – Leases

IFRS 16 / CPC 06 (R2) aims to unify the accounting model of the lease, requiring lessee to recognize the assets and liabilities of all leases at present value, unless it has the following characteristics that are in the scope exemption from the rule: (i) contract with a term of not more than twelve months; and ii) has a low value or is based on variable values.

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The Company concluded that with the adoption of the standard, we will have a reduction in operating expenses and an increase in financial expenses, once the asset "right of use" is amortized and the lease liability is updated to reflect the consideration to be paid over the contract period.

The standard is applicable as from January 1, 2019, the Company opted to apply the modified retrospective approach, recognizing the cumulative effect as an adjustment in the opening balance.

The Company estimates the impact of R$23 million in the parent company and R$578 million in the consolidation in the initial recognition of the right of use and lease liabilities.

•         IFRIC 23/ ICPC 22 - Uncertainty over Income Tax Treatments

This interpretation is intended to clarify how the company should evaluate the uncertainties in accounting for income taxes when the applicable legislation is not clear.

The company evaluated current events and the accounting treatment applied in each situation in the light of this interpretation, we concluded that IFRIC 23 does not have effects arising from tax positions adopted that may be challenged by the Brazilian tax authorities.

3       SALE OF FOREIGN SUBSIDIARY

During the second quarter of 2018, Companhia Siderúrgica Nacional ("CSN") announced to its shareholders and to the market, through a Material Fact, the sale by its wholly-owned subsidiary CSN Steel S.L.U., total interest in Heartland Steel Processing, LLC, new corporate name of Companhia Siderúrgica Nacional LLC ("LLC") to Steel Dynamics, Inc. ("SDI"), approved on the same date by the Board of Directors. The LLC is located in the United States with operations in stripping, cold rolling and galvanizing of flat steel.

Still in the second quarter of 2018, after fulfilling all the precedent conditions foreseen in the purchase and sale agreement entered into with SDI, the Company concludes the transaction with the transfer of the equity interest and receipt of the base value of the transaction, adjusted in US$ 400 million, as shown below:

	06/30/2018		Change in working capital		In 2018
	U$$	R$	U$$	R$	R$

Receipt from disposal of the investment	395,661	1,525,590			1,525,590
Deposit in Warranty	2,000	7,712			7,712
Contractual expenses and fees (d)	2,339	9,021			9,021
Basis price for alienation (a)	400,000	1,542,323			1,542,323
Working Capital Receivable	34,008	131,127	3,581	14,402	145,529
Shareholder's Equity da LLC (c)	133,445	514,537			514,537
Net gain of alienation	298,224	1,149,892	3,581	14,402	1,164,294

(*) The final value of the transaction was subject to post-closing adjustment of working capital, which was completed in September 2018. The working capital of LLC ascertained and received was US$37,589 equivalent to R$145,529. The sale of LLC generated a cumulative gain in the year of 1,164,294 (see note 24).

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The net investment, results and cash flows from the sale of the investment are summarized below:

3.a) Balance sheet

LLC
06/30/2018
ASSETS
Current Assets	418,014
Cash and cash equivalents	760
Trade Receivable	114,266
Inventory	299,373
Other current assets	3,615

Non-current assets	191,431
Other non-current assets	205
Property, plant and equipment	191,226
TOTAL ASSETS	609,445

LIABILITIES
Current Liabilities	89,810
Borrowings and Financing	5,446
Social and Labor obligations	5,526
Trade payables	76,400
Tax payables	1,398
Other payables	1,040

Non-current liabilities	5,098
Borrowings and Financing	5,098

Shareholders' equity (disposal)	514,537

TOTAL LIABILITIES	609,445

3.b) Statement of Income

	06/30/2018	06/30/2017
Net Revenues	997,061	472,409
Cost from sale of goods and rendering of services	(888,850)	(388,322)
Gross profit	108,211	84,087
Selling expenses	(24,650)	(10,521)
General and administrative expenses	(15,649)	(9,531)
Other operating expenses, net	(844)	(358)
Profit before financial income (expenses)	67,068	63,677
Financial income (expenses), net	(2,641)	(428)
Profit (loss) before taxes	64,427	63,249
Income tax and Social Contribution	(1,730)	-
Profit (loss) for the period	62,697	63,249

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3.c) Statement of Cash Flows

	06/30/2018	06/30/2017
Net cash provided by (used) by operating activities	149,691	(69,216)
Net cash provided by (used) by investing activities	(6,269)	(2,492)
Net cash provided by (used) by financing activities	(176,592)	(1,860)
Increase (decrease) in cash and cash equivalents for the period	(33,170)	(73,568)
Cash and equivalents at the beginning of the year	33,930	112,428
Cash and equivalents at the end of the year	760	38,860

Net revenue receipts from sale of subsidiary LLC

In 2018
Net cash received from the sale of the asset	1,525,590
Cash and cash equivalents transferred on the sale of the assets	(760)
Working capital received	145,529
Net cash provided by the sale of assets	1,670,359

4       CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Current
Cash and cash equivalents
Cash and banks	1,124,714	193,702	37,323	38,311

Short-term investments
In Brazil:
Government securities	10,247	12,100	477	150
Private securities	609,480	644,525	410,036	79,116
	619,727	656,625	410,513	79,266
Abroad:
Time deposits	503,563	2,561,245	92,017	275,927
Total short-term investments	1,123,290	3,217,870	502,530	355,193
Cash and cash equivalents	2,248,004	3,411,572	539,853	393,504

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the resources through the exclusive investment funds, whose financial statements have been consolidated in the Company.The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

The funds available abroad are invested in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates

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5       FINANCIAL INVESTMENTS

		Consolidated			Parent Company
	Current		Non Current	Current
	12/31/2018	12/31/2017	12/31/2018	12/31/2018	12/31/2017
CDB - Certificate of bank deposit	882,376	716,218		882,376	716,218
Government securities (2)	13,337	19,494		621	243
Time Deposit (3)			7,772
	895,713	735,712	7,772	882,997	716,461

(1)     Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

(2)     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

(3)     Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

6       TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Trade receivables
Third parties
Domestic market	1,369,396	1,290,823	1,094,323	1,056,929
Foreign market	852,821	982,846	141,484	150,264
	2,222,217	2,273,669	1,235,807	1,207,193
Allowance for doubtful debts	(237,352)	(191,979)	(176,855)	(140,392)
	1,984,865	2,081,690	1,058,952	1,066,801
Related Parties (note 19 b)	93,317	115,388	906,865	831,993
	2,078,182	2,197,078	1,965,817	1,898,794

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. In the consolidated, this transaction totals R$46,210 as of December 31, 2018 (R$186,827 as of December 31, 2017) and in the parent company R$ 40,849 (R$181,972 as of December 31,2017).

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Current	1,514,847	1,391,839	758,433	530,774
Past-due up to 30 days	177,287	167,760	48,705	50,141
Past-due up to 180 days	47,684	142,346	8,361	114,230
Past-due over 180 days	482,399	571,724	420,308	512,048
	2,222,217	2,273,669	1,235,807	1,207,193

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The movements in the Group’s allowance for doubtful debts are as follows

	Consolidated			Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Opening balance	(191,979)	(172,782)	(140,392)	(124,351)
Expected credit losses	(53,706)	(36,697)	(39,042)	(29,270)
Recovery of receivables	8,333	17,500	2,579	13,229
Closing balance	(237,352)	(191,979)	(176,855)	(140,392)

With the adoption of CPC 48 / IFRS 09 Financial Instruments, the Company changed the model as from January 1, 2018 from "losses incurred" to "expected credit losses", where it began to constitute the impairment from the date of recognition of the assets (accounts receivable to expire). The application of CPC 48 did not bring material impacts to the Company.

7       INVENTORIES

	Consolidated			Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Finished goods	1,362,981	1,308,802	951,529	856,707
Work in progress	1,122,933	1,135,589	959,414	981,204
Raw materials	1,560,499	1,050,588	1,254,551	699,671
Spare parts	856,097	814,725	495,385	435,827
Iron ore	258,612	278,041	18,478	20,914
Advances to suppliers	36,192	12,514	28,185	8,997
(-) Provision for losses	(157,754)	(135,840)	(45,076)	(51,968)
	5,039,560	4,464,419	3,662,466	2,951,352

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The movements in the provision for inventory losses are as follows:

	Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Opening balance	(135,840)	(101,176)	(51,968)	(37,312)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(21,914)	(34,664)	6,892	(14,656)
Closing balance	(157,754)	(135,840)	(45,076)	(51,968)

8         OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

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				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Judicial deposits (note 17)			347,950	339,351			255,595	259,763
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	1,412,335	866,986	1,822,388	401,071	1,265,003	530,748	1,692,274	234,858
Prepaid expenses	49,830	50,078	49,808	30,741	25,716	16,860	34,450	11,345
Actuarial assets - related parties (Note 19 b)			99,894	111,281			85,415	95,898
Derivative financial instruments (note 14 I)	351
Securities held for trading (note 13 I)	4,503	2,952			4,352	2,764
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Loans with related parties (notes 19 b and 13 I)	2,675	2,441	706,605	554,694	22,807	26,701	588,285	444,091
Other receivables from related parties (Note 19 b)	3,649	3,577	218,840	30,770	15,395	37,007	458,177	320,377
Other receivables (note 13 I)			7,451	20,024			1,213	5,364
Principal and monetary adjustment related to Eletrobrás' compulsory loan (Note 13 I) (4)			813,428	784,741			812,803	784,237
Dividends receivable (Not e 19b) (5) (*)	46,171	41,528			259,186	1,044,242
Employees debt (*)	31,645	33,942			19,684	22,123
Sea freight (6)	117,156				2,357
Other receivables (*)	12,753	3,667			3,055	1,547
Others	71,956	67,544	988	37,931			986	37,921
	1,753,024	1,072,715	4,285,223	2,528,475	1,617,555	1,681,992	4,002,570	2,267,226

(*) In December 2018, the Company reclassified the balances from 2017 related to Dividends receivable, Employee Debits and Other Receivables to Other Current and Non-Current Assets. Previously, the amounts were presented in the note ‘Accounts Receivable’.

(1)      Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2)     Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2013. In this way, the Company recognized in 2018 the amount of R$ 2,208,462, under "Taxes recoverable", being in the current assets R$ 793,516 and in the noncurrent R$ 1,414,945 and in the "Other Operating" account, was recognized the amount of R$ 1,102,365, see note 25, and R$ 1,106,097 as "Financial Result", see note 24.

(3)     Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the first half of 2020.

(4)     This is a fixed amount, certain and due, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

(5)      In 2018, the Parent Company received the amount of R$ 1,334,244 from the subsidiary CSN Mineração S.A., as dividends from prior years.

(6)     Refers to payment of freight expenses and marine insurance on unrecognized sales revenues, following the guidelines of CPC 47 / IFRS15, the freight in incoterms "CIF" is considered a distinct performance obligation and for these, there’s no conclusion about the delivery process in December 31, 2018, but the transport service provider had already been paid.

9       INVESTMENTS

•       Reduction of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

9.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

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								12/31/2018					12/31/2017
Companies		Number of shares held by CSN (in units)		% Direct equity interest	Participation in				% Direct equity interest	Participation in
					Assets	Liabilities	Shareholders’ equity	Net income / (loss) for the year		Assets	Liabilities	Shareholders’ equity	Net income / (loss) for the year

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	338,645	1,987,741	(1,649,096)	(1,470,943)	100.00	5,242,890	5,421,043	(178,153)	(385,919)
CSN Islands XI Corp.		50,000		100.00	2,178,010	2,309,647	(131,637)	(89,133)	100.00	2,514,894	2,557,398	(42,504)	(63,201)
CSN Islands XII Corp.		1,540		100.00	2,402,671	3,880,076	(1,477,405)	(331,582)	100.00	2,166,682	3,312,505	(1,145,823)	(126,524)
CSN Minerals S.L.U.	(1)												331,897
CSN Export Europe, S.L.U.	(1)												22,600
CSN Metals S.L.U.	(1)												23,188
CSN Americas S.L.U.	(1)												193,652
CSN Steel S.L.U.		22,042,688		100.00	3,763,095	242,722	3,520,373	1,793,490	100.00	6,905,164	322,963	6,582,201	108,427
Sepetiba Tecon S.A.		254,015,052		99.99	480,459	163,026	317,433	23,853	99.99	459,647	160,402	299,245	29,768
Minérios Nacional S.A.		141,719,295		99.99	110,446	38,774	71,672	(13,819)	99.99	105,586	65,290	40,296	(13,600)
Fair Value - Minérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	48,181	45,207	2,974	(1,998)	99.99	46,005	41,032	4,973	(6,291)
Companhia Metalúrgica Prada		445,921,292		99.99	644,954	559,386	85,568	(84,265)	99.99	655,748	485,915	169,833	(29,258)
CSN Mineração S.A.		158,419,480		87.52	13,235,705	4,190,564	9,045,141	929,358	87.52	14,273,290	5,620,137	8,653,153	767,568
CSN Energia S.A.		43,149		99.99	138,644	45,778	92,866	54,596	99.99	146,130	55,030	91,100	56,987
FTL - Ferrovia Transnordestina Logística S.A.		442,672,357		91.69	403,623	123,220	280,403	(33,626)	90.78	419,388	138,888	280,500	(77,384)
Companhia Florestal do Brasil		41,923,302		99.99	34,990.0	1,604.0	33,386.0	(556)	99.99	34,910	3,734	31,176	(1,499)
Nordeste Logística		99,999		99.99	85	56	29	4	99.99	80	55	25	(1)
CGPAR - Construção Pesada S.A.	(2)												723
Fair Value of fixed assets - CGPAR													(3,940)
					23,779,508	13,587,801	12,315,214	775,379		32,970,414	18,184,392	16,909,529	827,193
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	258,835	16,288	242,547	9,188	48.75	265,476	18,104	247,372	10,789
MRS Logística S.A.		63,377,198	(*)	18.64	1,563,350	846,813	716,537	97,226	18.64	1,520,264	857,581	662,683	85,974
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	25,941	19,997	5,944	4,501	50.00	16,005	13,654	2,351	1,785
Transnordestina Logística S.A.		24,168,304	(**)	46.30	4,065,604	2,883,851	1,452,869	(20,429)	46.28	3,806,380	2,604,198	1,473,298	(21,357)

					5,913,730	3,766,949	2,417,897	90,486		5,608,125	3,493,537	2,385,704	77,191
Associates
Arvedi Metalfer do Brasil		46,994,971		20.00	40,712	26,308	14,404	(5,087)	20.00	43,653	23,978	19,675	(4,368)
					40,712	26,308	14,404	(5,087)		43,653	23,978	19,675	(4,368)
Classified as fair value through profit or loss and comprehensive income (Note 13 I)
Usiminas							2,250,623					2,200,459
Panatlântica							28,566					21,974
							2,279,189					2,222,433
Other investments
Profits on subsidiaries' inventories							(116,375)	(43,903)				(72,473)	1,985
Others							63,538	(243)				63,537	(165)
							(52,837)	(44,146)				(8,936)	1,820
Total investments							16,973,867	816,632				21,528,405	901,836

Classification of investments in the balance sheet
Investments in assets							20,232,005					22,894,885
Investments with negative equity							(3,258,138)					(1,366,480)
							16,973,867					21,528,405

(*) On December 31, 2018 and 2017, the Company directly owned 26,611,282 common shares, 2,673,312 Class A preferred shares and 34,092,604 Class B preferred shares, totaling 36,765,916 preferred shares of MRS Logística S.A.;

(**) The investment of Transnordestina Logística S.A is R$ 1,181,753 and the fair value allocated to TLSA in the loss of control is R$ 271,116 (as of December 31, 2017 is R$ 1,202,182 and the fair value allocated to TLSA in loss of control is R$ 271,116).

(1) On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, SLU, date from which the companies were considered legally extinct, before third parties and, for the purposes of commercial law, the merger retroactive to the date of December 28, 2017;

(2) Company sold in July 2017, to the subsidiary CSN Mineração.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

9.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Opening balance of investments	5,499,995	4,568,451	22,894,885	22,703,508
Opening balance of loss provisions			(1,366,480)	(1,019,299)
Capital increase		20,579	81,594	80,686
Dividends (1)	(87,846)	(79,189)	(5,529,277)	(2,059,972)
Comprehensive income (2)	272	850,640	15,186	1,021,099
Equity in results of affiliated companies (3)	173,145	147,800	816,632	901,836
Receipt of sale of Usiminas' shares	(39,377)		(39,377)
Update of shares measured at fair value through profit or loss (VJR) (note 13 II)	96,133		96,133
Write-off for sale - investment CGPAR				(14,055)
Surplus -value of assets - CGPAR				(50,009)
Capital Transaction - CGPAR business combination				(35,389)
Amortization of fair value – investment in MRS	(11,746)	(11,746)
Others	37	3,460	4,571
Closing balance of investments	5,630,613	5,499,995	20,232,005	22,894,885
Balance of provision for investments with negative equity			(3,258,138)	(1,366,480)
Total	5,630,613	5,499,995	16,973,867	21,528,405

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(1) In 2018 refers to the allocation of dividends from subsidiaries CSN Energia, Itá Energética, CSN Mineração, MRS Logística S.A. In 2018, CSN Steel allocated and paid the amount of R$ 4,871,608.

(2) Refers to the mark-to-market of investments classified at fair value through profit or loss, translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	12/31/2018	12/31/2017

Equity in results of affiliated companies
MRS Logística S.A.	194,403	171,905
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,501	1,785
Transnordestina Logística S.A.	(20,429)	(21,357)
Arvedi Metalfer do Brasil S.A.	(5,087)	(4,368)
Others	(243)	(165)
	173,145	147,800
Eliminations
To cost of sales	(42,806)	(40,823)
To taxes	14,554	13,880
Others
Amortization of fair value – investment in MRS	(11,746)	(11,746)
Others	2,559
Equity in results adjusted	135,706	109,111

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9.c) Additional information about the main operating subsidiaries

• SEPETIBA TECON S.A. (“Tecon”)

The Container Terminal was created to exploit the terminal no 1 in Itaguaí Port, located in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network.  The Southeast railroad network is the contract object of the concession that has been granted to MRS Logística S. A. The range of services includes the move operation of cargo, storage of containers and steel products, general cargo, cleaning and maintenance.

Tecon won a bidding procedure and entered into the lease agreement in  October 23, 1998 for operation of the port terminal for a period of 25 years, extendable for an equal period.

Upon termination of the lease, it will return to the Union as well as all the rights and privileges transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste/RO and Ariquemes/RO. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made, which is the raw material used in UPV for the production of tin plates.

• COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in the area of two segments: steel metal packaging, production and processing and distribution of flat steel.

Metal packaging

In the steel metal packaging segment, Prada produces its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of all national companies.

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• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of Transnordestina Logística S.A, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern Brazil, which includes the railway between the towns of Sao Luis to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau and Propriá to Jorge Lins ("Network I").

As of May 2018, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 33,633, therefore its participation in the share capital of the company increased from 90.78% to 91.69%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R$(104) recorded in shareholders' equity in other comprehensive income.

• CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. CSN Mineração S.A. commercializes its products mainly in the overseas market. From November 30, 2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

9.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

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				12/31/2018				12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	345,962	2,091	19,234	29,870	484,978	101	5,763	16,231
Advances to suppliers	17,750	73	1,734	937	14,911	37		22
Other current assets	736,768	41,284	108,851	16,718	685,311	28,475	49,494	16,447
Total current assets	1,100,480	43,448	129,819	47,525	1,185,200	28,613	55,257	32,700
Non-current assets
Other non-current assets	804,570	2,111	222,630	25,840	693,434	974	238,004	27,459
Investments, PP&E and intangible assets	6,482,292	6,324	8,428,567	457,578	6,277,550	2,423	7,927,881	484,406
Total non-current assets	7,286,862	8,435	8,651,197	483,418	6,970,984	3,397	8,165,885	511,865
Total Assets	8,387,342	51,883	8,781,016	530,943	8,156,184	32,010	8,221,142	544,565

Current liabilities
Borrowings and financing	422,793	4,350.0000	75,906		668,947	1,411	52,691
Other current liabilities	1,368,290	33,844	179,816	18,298	1,272,365	25,898	113,739	33,666
Total current liabilities	1,791,083	38,194	255,722	18,298	1,941,312	27,309	166,430	33,666
Non-current liabilities
Borrowings and financing	2,111,518	1,262	5,754,073		2,084,422		5,457,768
Other non-current liabilities	640,535	539	218,839	15,113	575,170		434	3,471
Total non-current liabilities	2,752,053	1,801	5,972,912	15,113	2,659,592		5,458,202	3,471
Shareholders’ equity	3,844,206	11,888	2,552,382	497,532	3,555,280	4,701	2,596,510	507,428
Total liabilities and shareholders’ equity	8,387,342	51,883	8,781,016	530,943	8,156,184	32,010	8,221,142	544,565

				01/01/2018 at 12/31/2018				01/01/2017 a 12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	3,726,448	166,080		166,358	3,492,805	135,399		168,194
Cost of sales and services	(2,476,628)	(142,254)		(77,829)	(2,307,108)	(120,647)		(76,810)
Gross profit	1,249,820	23,826		88,529	1,185,697	14,752		91,384
Operating (expenses) income	(313,606)	(10,884)	(18,020)	(60,104)	(283,151)	(8,340)	(32,245)	(58,465)
Finance income (expenses), net	(151,839)	(179)	(26,103)	(126)	(187,295)	(1,004)	(13,938)	317
Income before income tax and social contribution	784,375	12,763	(44,123)	28,299	715,251	5,408	(46,183)	33,236
Current and deferred income tax and social contribution	(262,760)	(3,761)		(9,452)	(254,001)	(1,838)		(11,105)
(Loss) profit for the year, net	521,615	9,002	(44,123)	18,847	461,250	3,570	(46,183)	22,131

• ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“UHE Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The UHE Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

• MRS LOGÍSTICA S.A. (“MRS”)

With registered offices in the City of Rio de Janeiro-RJ, this subsidiary is engaged in public railroad transportation, on the basis of an onerous concession, on the domain routes of the Southeast Grid of the federal railroad network (Rede Ferroviária Federal S.A. – RFFSA), located in the Southeast (Rio de Janeiro, São Paulo and Belo Horizonte. The concession has a 30-year term as from December 1, 1996, extendable for an equal term by exclusive decision of the concession grantor.

MRS may further engage in services involving transportation modes related to railroad transportation and participate in projects aimed at expanding the railroad service concessions granted.

For performance of the services covered by the concession, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

The Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A., consequently the total participation is 34.94%.

• CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

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The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2018 is R$23,596 (R$24,759 as of December 31, 2017) and the expense in 2018 amounted to R$5,827 (R$5,966 in 2017).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint venture between CSN and CKTR Brasil Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities. CSN holds 50% interest.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

It is in pre-operational phase and will remain so until the completion of Rail Network II. The approved schedule, which considered the completion of the work by January 2017, is currently under discussion with the responsible bodies, according described in the item 28.c. The Management of TLSA understands that new deadlines for project completion will not have material adverse effects on the expected return on investment. After assessing this matter, its Management has concluded as appropriate the use of the accounting basis of operational continuity of the project in the preparation of its financial statements.

During the year 2017, the others shareholders of TLSA subscribed 2,912,997 shares in amounting to R$153,253, diluting CSN on TLSA share capital to 46.30%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2017, the Company recognized a gain of R$2,814, recorded in equity in other comprehensive income.

The Management receives funds from its shareholders and third parties for completion of the works, according described in the item 28.c, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2018.

In this direction, TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, based on studies of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 5.1% to 7.9% in real terms.

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In addition, CSN, as an investor, performed an impairment test of its stake in TLSA, through TLSA ability to distribute dividends, methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by shareholders. In order to perform this test, some aspects were taken into account, such as:

•         The flow of dividends was obtained from the TLSA nominal cash flow;

•         The flow of dividends was calculated considering the annual percentages of participation, considering the dilutions of the CSN’s stakes due to the amortization of debts;

•         This flow of dividends was discounts at present value using cost of equity (Ke) embedded in the WACC rate of TLSA; and

•         This Ke obtained was the one calculated in the “rolling WACC” of TLSA.

Due to the sharing of investors risks, and by the fact that the asset that is being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN Management is the same applied by TLSA when the evaluation of their own investments, not applying an additional risk fator to the model.

As a result, it was not necessary to recognize an impairment in the surplus-value of the investments in the year ended on December 31, 2018.

9.e) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards.

Its main raw material is steel scrap; the Company has an installed production capacity of 1.1 million metric tons’ steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities from the extinct Heartland Steel Inc., CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where the cold rolled and galvanized steel production lines are located, its installed production capacity is 800 thousand tons/year. CSN LLC is a wholly owned indirect subsidiary through CSN Steel S.L.U. after Merger, previously named CSN Americas S.L.U, a subsidiary of CSN.

On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc for the base transaction price of R$400million.

The new "Companhia Siderúrgica Nacional, LLC" imports and comercializes steel products and maintains its activities in the United States.

•         LUSOSIDER AÇOS PLANOS S.A. (‘Lusosider’’)

Incorporated in 1996 in succession to Siderurgia Nacional (a company privatized by the Portuguese government that year), Lusosider is the only Portuguese company of the steel industry to produce cold rolled and galvanized anti-corrosion steel. Based in Paio Pires, The Lusosider has an installed capacity of about 550,000 tons / year to produce four large groups of steel products: galvanized sheet, cold rolled sheet, pickled and oiled plate. The products are manufactured by Lusosider and may be used in the packaging industry, construction (pipes and metallic structures) and in home appliance components.

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9.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.31% (11.33% as of December 31, 2017) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, all centers are located in strategic locations for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in USIMINAS, within a specified period. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue suspended until the Company reaches the limits established in the TCD.

In February 2018, were sold 3,136,100 of preferred shares (USIM5) in the amount of R$ 39,377, by the exclusive fund “VR1 - Multi-Credit Private Investment Fund.

As of December 31, 2018 and 2017, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.29% (20.86% as of December 31,2017) in preferred shares.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 S.A.- Brasil, Bolsa, Balcão”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2018 and 2017 CSN held 20.00% of Arvedi’s share capital.

10     PROPERTY, PLANT AND EQUIPMENT

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Consolidated

	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Translation Adjustment	7,730	11,653	86,553	543	4,275	4,605	115,359
Acquisitions	622	1,259	144,499	1,574	1,158,788	21,152	1,327,894
Capitalized interest (notes 25 and 30)					71,611		71,611
Write-off and losses, net of reversal (note 24)		(9,768)	(21,468)	(6)	(4,348)	(2,655)	(38,245)
Depreciation (note 23)		(134,534)	(1,043,188)	(5,394)		(22,456)	(1,205,572)
Transfers to other asset categories		30,031	685,005	891	(424,443)	(291,484)
Write-off - sale of subsidiary LLC	(238)	(16,950)	(145,958)	(181)	(6,070)	(21,829)	(191,226)
Transfers to intangible assets			5,559		(1,752)		3,807
Others			(9,651)		8,440	(392)	(1,603)
Balance as of December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436	355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)		(275,633)	(12,222,736)
Balance as of December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436	80,135	18,046,864

							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Cost	94,485	1,334,093	13,159,644	96,609	906,851	118,888	15,710,570
Accumulated depreciation		(242,790)	(5,784,139)	(82,779)		(98,451)	(6,208,159)
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Acquisitions	622	5	51,671	460	575,039	4,434	632,231
Capitalized interest (notes 25 and 30)					16,683		16,683
Write-off and losses, net of reversal (note 24)		(9,526)	(8,474)		(1,280)		(19,280)
Depreciation (note 23)		(34,448)	(534,864)	(2,484)		(4,705)	(576,501)
Transfers to other asset categories			209,425	566	(210,012)	21
Others					7,627	(198)	7,429
Balance as of December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908	19,989	9,562,973
Cost	95,107	1,323,762	13,411,258	97,642	1,294,908	123,104	16,345,781
Accumulated depreciation		(276,428)	(6,317,995)	(85,270)		(103,115)	(6,782,808)
Balance as of December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908	19,989	9,562,973

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		12/31/2018	12/31/2017
Logistics
	Current investments for maintenance of current operations.				89,595	106,956
					89,595	106,956
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	844,194	750,999
	Expansion of TECAR export capacity.	2009	2022	(2)	289,298	275,811
	Current investments for maintenance of current operations.				725,616	408,522
					1,859,108	1,435,332
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		94,920	99,483
	Current investments for maintenance of current operations.			(3)	558,922	228,029
					653,842	327,512
Cement
	Construction of cement plants.	2011	2023	(4)	585,163	554,865
	Current investments for maintenance of current operations.				94,728	51,270
					679,891	606,135
Construction in progress					3,282,436	2,475,935

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(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Refers substantially to the technological modernization of the UPV's continuous running machines;

(4) Refers substantially to the acquisition of new Integrated Cement Plants

The average estimated useful lives are as follows, in years:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Buildings	38	39	41	41
Machinery, equipment and facilities	22	21	24	24
Furniture and fixtures	11	12	11	12
Others	15	17	13	12

10.a) Capitalized Interest

As of December 31, 2018, the Company capitalized borrowing costs amounting to R$71,611 in consolidated and R$16,683 in parent company (as of December 31, 2017, R$91,957 in consolidated and R$21,308 in parent company). These costs are basically estimated for the mining projects, mainly relating to the expansion of Casa de Pedra (MG) and TECAR (RJ), see notes 25 and 30.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2018	12/31/2017
Unspecified projects	6.31%	8.63%

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11     INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751	126,279	126,279
Accumulated amortization	(133,973)	(212,193)	(93,977)		(13,232)		(453,375)	(66,969)	(66,969)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Translation Adjustment		34,107	148	15,872		58	50,185
Acquisitions and expenditures			1,216			984	2,200
Transfer of property, plant and equipment			(3,807)				(3,807)
Amortization (note 23)		(46,209)	(15,770)		(5,470)		(67,449)	(9,697)	(9,697)
Balance as of December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613	49,613
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220	125,768	125,768
Accumulated amortization	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)	(76,155)	(76,155)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance as of December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613	49,613

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons (Unaudited by independent auditors). Corresponding amortization is recorded based on production volumes.

The average useful lives by nature are as follows, in years:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Software	7	8	8	9
Customer relationships	13	13

11.a) Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. According to CPC 01(R1)/ IAS36, when a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

						Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long Stel (2)	Steel	235,595	235,595	150,009	134,137	385,604	369,732
Minning (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
		3,590,931	3,590,931	150,009	134,137	3,740,940	3,725,068

(1)      The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

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(2)     The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3)     Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração, an operation that was concluded in december 2015. From 2016, the balance started to tested annually for impairment analysis.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in calculations of value in use at December 31, 2018 are as follows:

	Metal packaging	Flat steel (*)	Logistic (**)	Mining
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2028 + perpetuity	Until 2028 + perpetuity	Until 2027	Until 2054
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	Gross margin updated based on historical data and market trends.	Estimated based on market studies for cargo captures and operational costs according market trends.	Reflects projection of costs due to the progress of the mining plan as well as startup and ramp up of projects . Price and exchange rate projected according industry reports.
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Updated costs based on historical data and market trends	Costs based on historical data and market trends	Updated costs based on historical data, progress of mining plan as well as startup and ramp up of projects
Growth Rate	Growth of 1.5% p.a in real terms updated by long term inflation of 4.0% p.a.	Growth of 1.4% p.a in real terms updated by long term inflation of 2.5% p.a. of the Euro zone	Growth of 1.5% p.a in real terms	Without growth in real terms updated only by long term inflation of 4.0% p.a.
Discount rate

For Metal packaging, flat steel and mining, these cash flows were considered using a discount rate after taxes between 5% and 13% p.a. in nominal terms. For the logistics segment, cash flows were discounted using a discount rate between 5.41% and 6.41% p.a. in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) Refer to assets of subsidiary Lusosider, located in Portugal. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) Refer to assets of subsidiary FTL – Ferrovia Transnordestina Logística S.A.

For the subsidiary SWT, the measurement of recoverable value was based on fair value and classified as Level 3, based on unobservable inputs that reflect the assumptions that market participants would use for pricing, including risk assumptions and discount rate.

Based on the analyses conducted by Management, it was not necessary to record losses by impairment to those assets for the year ended on December 31, 2018.

12     BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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			Consolidated				Parent Company
		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Debt agreements in the international market
Variable interest in:
US$
Prepayment	(1)	1,016,737	791,163	3,830,240	4,097,509	1,016,737	791,163	3,830,240	4,097,509
Fixed interest in:
US$
Bonds, Perpetual Bonds and ACC	(2)	2,490,178	523,509	8,613,491	8,920,342	478,463	379,822
Intercompany						3,070,423	1,212,880	4,610,620	9,913,410
EUR
Others		181,056	251,630	106,535	197,131
		3,687,971	1,566,302	12,550,266	13,214,982	4,565,623	2,383,865	8,440,860	14,010,919

Debt agreements in Brazil
Securities with variable interest in:
R$
BNDES/FINAME, Debentures, NCE and CCB	(3)	1,890,450	4,982,159	10,710,678	9,702,972	1,827,769	4,212,740	9,314,315	8,375,566
Securities with fixed interest in:
R$
Prepayment		103,376	3,303		100,000	103,375	3,304		100,000
		1,993,826	4,985,462	10,710,678	9,802,972	1,931,144	4,216,044	9,314,315	8,475,566
Total Borrowings and Financing		5,681,797	6,551,764	23,260,944	23,017,954	6,496,767	6,599,909	17,755,175	22,486,485
Transaction Costs and Issue Premiums		(28,358)	(24,862)	(87,309)	(34,012)	(22,379)	(21,738)	(67,967)	(31,639)
Total Borrowings and Financing + Transaction Costs		5,653,439	6,526,902	23,173,635	22,983,942	6,474,388	6,578,171	17,687,208	22,454,846

(1) In November 2018, the Company concluded the negotiation of its debt of R$250 million with Banco Santander, related to Prepayment, rescheduling the maturities from 2019 to 2022.

(2) In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources SA, in the amount of US$ 350 million, maturing in 2023 and interest of 7.625% per annum. In parallel, a tender offer ("Tender Offer") of the Notes was issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 350 million with expected maturity for 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(3) In February 2018, the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil SA ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, moving the maturities from 2018 to 2022 to maturity until December 2024, with a guarantee of part of the shares of Usiminas, owned by the Company.

In August 2018, the Company concluded the negotiations to reprofile its debts of R$ 6.8 billion with Caixa Econômica Federal, referring to the Bank Credit Note, rescheduling the maturities throughout 2018 to 2023 to maturity up to 2024, with guarantee of shares of Usiminas shares owned by the Company.

The following table shows the average interest rate:

	Consolidated			Parent Company
		12/31/2018		12/31/2018
	Average interest rate (*)	Total debt	Average interest rate (*)	Total debt
US$	5.88%	15,950,646	4.78%	11,991,686
R$	8.19%	12,704,504	8.17%	11,245,460
EUR	3.88%	287,591	3.88%	1,014,796
		28,942,741		24,251,942

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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(*) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of December 31, 2018.

12.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2018, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

				Consolidated	Parent Company
				12/31/2018	12/31/2018
				Principal	Principal
	Bank loans	Capital markets	Development agencies	Total	Total
2020	3,187,269	3,499,177	66,892	6,753,338	4,139,475
2021	3,263,810	116,003	59,455	3,439,268	3,946,004
2022	3,087,732	36,667	58,154	3,182,553	3,722,981
2023	2,669,211	1,356,180	56,985	4,082,376	2,330,012
2024	1,276,001		67,734	1,343,735	2,261,231
After 2024			584,874	584,874	1,355,472
Perpetual bonds		3,874,800		3,874,800
	13,484,023	8,882,827	894,094	23,260,944	17,755,175

12.b) Amortization and borrowings raised, financing and debentures

The table below presents the funding raised and amortizations during the year:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Opening balance	29,510,844	30,441,018	29,033,017	30,248,775
Funding raised	2,154,471	538,771	602,110	371,000
Principal repayment	(5,019,978)	(1,528,023)	(6,098,209)	(1,652,283)
Payments of charges	(2,141,710)	(2,634,931)	(1,670,988)	(2,278,089)
Provision of charges	2,009,688	2,438,555	1,541,639	2,136,425
Write-off - sale of subsidiary LLC	(10,544)
Others (1)	2,324,303	255,454	754,027	207,189
Closing balance	28,827,074	29,510,844	24,161,596	29,033,017

(1)     Includes unrealized monetary and foreign exchange variations.

 In 2018, the Group obtained and amortized loans as shown below:

•       Funding raised and amortizations:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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			Consolidated 12/31/2018
Nature	Raised	Amortization of principal	Amortization of charges
Prepayment		849,654	280,923
Bonds, Perpetual bonds and ACC	1,749,099	1,632,464	675,370
BNDES/FINAME, Debentures, NCE and CCB	10,792	1,948,014	1,173,380
Others	394,580	589,846	12,037
	2,154,471	5,019,978	2,141,710

•       Covenants

The Company's loan agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements, under penalty of anticipated maturity. The Company is in compliance with the financial and non-financial obligations (covenants) of its current contracts, not considered any non-compliances already remedied or that have not generated the acceleration of debts or any type of accounting provision.

On December 31, 2018, the Company has provisioned R$ 38,134 in the Consolidated (R$ 30,843 as of December 31, 2017) and R$ 14,031 in the Parent Company (R$ 13,413 as of December 31, 2017) for risk assumption.

12.c) GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

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Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Transnordestina Logísitca	R$	Until 09/19/2056 and Indefinite	2,108,917	2,541,347	35,336	22,214	8,231	3,866	2,152,484	2,567,427

FTL - Ferrovia Transnordestina	R$	11/15/2020	62,407	69,405					62,407	69,405

Sepetiba Tecon								36,308		36,308

Cia Metalurgica Prada	R$	Indefinite			333	333	11,942	18,540	12,275	18,873

CSN Energia	R$	Until 11/26/2023 and Indefinite			2,829	2,829	1,920		4,749	2,829

CSN Mineração	R$	Until 12/26/2024	1,407,363	2,000,000					1,407,363	2,000,000

Estanho de Rondônia	R$	07/15/2022	3,153	3,153					3,153	3,153

Minérios Nacional S.A.	R$	Until 09/10/2021	7,305						7,305	-

Total in R$			3,589,145	4,613,905	38,498	25,376	22,093	58,714	3,649,736	4,697,995

CSN Islands XI	US$	09/21/2019	547,094	750,000					547,094	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Until 02/13/2023	1,402,906	1,200,000					1,402,906	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	48,000	120,000					48,000	120,000

Lusosider Aços Planos	EUR	Indefinite	75,000	25,000					75,000	25,000

Total in EUR			123,000	145,000					123,000	145,000
Total in R$			11,976,657	10,334,149					11,976,657	10,334,149
			15,565,802	14,948,054	38,498	25,376	22,093	58,714	15,626,393	15,032,144

13     FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of these instruments, their fair value is basically determined by using Brazil’s money market and mercantile and futures exchange quotations. The amounts recognized in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and characteristics of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

With the implementation of pronouncements CPC 48/ IFRS9, the classification of financial instruments: held to maturity, loans and receivables and available for sale were replaced by three categories of classification and measurement of financial instruments: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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	Consolidated			Parent Company
	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017
Assets
Current
Cash and cash equivalents	Loans and Receivables	Amortized cost	3,411,572	Loans and Receivables	Amortized cost	393,504
Short term investments	Loans and Receivables	Amortized cost	735,712	Loans and Receivables	Amortized cost	716,461
Accounts Receivable Net	Loans and Receivables	Amortized cost	2,197,078	Loans and Receivables	Amortized cost	1,898,794
Loans with related parties	Loans and Receivables	Amortized cost	2,441	Loans and Receivables	Amortized cost	26,701
Derivative financial instruments	VJR	VJR		VJR	VJR
Trading securities	VJR	VJR	2,952	VJR	VJR	2,764
Dividends receivable	Amortized cost	Amortized cost	41,528	Amortized cost	Amortized cost	1,044,242

Non-current
Loans with related parties	Loans and Receivables	Amortized cost	554,694	Loans and Receivables	Amortized cost	444,091
Other trade receivables	Loans and Receivables	Amortized cost	20,024	Loans and Receivables	Amortized cost	5,364
Investments	Available for sale	VJR	2,222,479	Available for sale	VJR	2,222,434

Current
Borrowings and financing	Amortized cost	Amortized cost	6,551,764	Amortized cost	Amortized cost	6,599,908
Derivative financial instruments	VJR	VJR		VJR	VJR
Trade payables	Amortized cost	Amortized cost	2,460,774	Amortized cost	Amortized cost	1,787,392
Dividends and interest on capital	Amortized cost	Amortized cost	510,692	Amortized cost	Amortized cost	2,345

Non-current
Borrowings and financing	Amortized cost	Amortized cost	23,017,953	Amortized cost	Amortized cost	22,486,485

							Consolidated
				12/31/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		2,248,004	2,248,004		3,411,572	3,411,572
Short-term investments	5		895,713	895,713		735,712	735,712
Trade receivables	6		2,078,182	2,078,182		2,197,078	2,197,078
Dividends receivable	8		46,171	46,171		41,528	41,528
Derivative financial instruments	8	351		351
Trading securities	8	4,503		4,503	2,952		2,952
Loans - related parties	8		2,675	2,675		2,441	2,441
Total		4,854	5,270,745	5,275,599	2,952	6,388,331	6,391,283

Non-current
Short-term investments	5		7,772	7,772
Other trade receivables	8		820,879	820,879		804,765	804,765
Investments	9	2,279,189		2,279,189	2,222,433		2,222,433
Loans - related parties	8		706,605	706,605		554,694	554,694
Total		2,279,189	1,535,256	3,814,445	2,222,433	1,359,459	3,581,892

Total Assets		2,284,043	6,806,001	9,090,044	2,225,385	7,747,790	9,973,175

Liabilities
Current
Borrowings and financing	12		5,681,797	5,681,797		6,551,764	6,551,764
Trade payables			3,473,822	3,473,822		2,505,695	2,505,695
Dividends and interest on capital	14		932,005	932,005		510,692	510,692
Total			10,087,624	10,087,624		9,568,151	9,568,151

Non-current
Borrowings and financing	12		23,260,945	23,260,945		23,017,953	23,017,953
Total			23,260,945	23,260,945		23,017,953	23,017,953

Total Liabilities			33,348,569	33,348,569		32,586,104	32,586,104

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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							Parent Company
				12/31/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		539,853	539,853		393,504	393,504
Short-term investments	5		882,997	882,997		716,461	716,461
Trade receivables	6		1,965,817	1,965,817		1,898,794	1,898,794
Dividends receivable	8		259,186	259,186		1,044,242	1,044,242
Trading securities	8	4,352		4,352	2,764		2,764
Loans - related parties	8		22,807	22,807		26,701	26,701
Total		4,352	3,670,660	3,675,012	2,764	4,079,702	4,082,466

Non-current
Other trade receivables	8		814,016	814,016		789,601	789,601
Loans - related parties	8		588,285	588,285		444,091	444,091
Investments	9	2,279,189		2,279,189	2,222,433		2,222,433
Total		2,279,189	1,402,301	3,681,490	2,222,433	1,233,692	3,456,125

Total Assets		2,283,541	5,072,961	7,356,502	2,225,197	5,313,394	7,538,591

Liabilities
Current
Borrowings and financing	12		6,496,768	6,496,768		6,599,908	6,599,908
Trade payables			2,720,857	2,720,857		1,768,366	1,768,366
Dividends and interest on capital	14		900,541	900,541		2,345	2,345
Total			10,118,166	10,118,166		8,370,619	8,370,619

Non-current
Borrowings and financing	12		17,755,175	17,755,175		22,486,485	22,486,485
Total			17,755,175	17,755,175		22,486,485	22,486,485

Total Liabilities			27,873,341	27,873,341		30,857,104	30,857,104

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated	12/31/2018				12/31/2017
	Level 1	Level 2	Balance	Level 1	Balance
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		351	351
Trading securities	4,503		4,503	2,952	2,952
Non-current
Available-for-sale financial assets
Investments	2,279,189		2,279,189	2,222,433	2,222,433
Total Assets	2,283,692	351	2,284,043	2,225,385	2,225,385

Level 1 - quoted prices in active markets for identical assets or liabilities.

Level 2 - Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments measured at fair value through profit or loss.

During the application of IAS 39/CPC 38 until December 2017, the Company has investments in equity instruments, measured at fair value through other comprehensive income, because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss).

Gains and losses arising from the variation of the share price were recorded directly in shareholders' equity under the account "Other comprehensive income" and for each significant decrease in market value an impairment loss was recognized in the statement of income.

With the implementation of the pronouncement IFRS 9 / CPC 48 as from January 1, 2018, the equity instruments classified as held-to-maturity should be classified as fair value through profit or loss (VJR). In this way, the Company reclassified the investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), from fair value through other comprehensive income (VJORA) to fair value through profit or loss. In relation to Panatlântica shares (PATI3), currently classified as (VJORA), the Company based on its current business model, whose objective is to maintain this financial asset to obtain contractual cash flows, but adopts the option to reclassify it to VJR, recognizing changes in fair value in profit or loss.

Accordingly, the credit balance accumulated in December 2017 in other comprehensive income of R$1,559,682 was reclassified to the statement of income from the effective date of the new standard. With the new classification, changes in fair value are recorded in the statement of income, whose movement occurred until December 31, 2018 generated a gain of R$ 96,133 and a cumulated gain of R$ 1,655,813 (See opening below and note 24).

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Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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Class of shares	12/31/2018			Sale of shares			12/31/2017			12/31/2018
	Quantity	Share price	Closing Balance	Quantity	Share price	Cash Received	Quantity	Share price	Closing Balance	Fair Value Adjustment Recognized in profit or loss	Reclassification of Comprehensive Income for the year (note 31)
USIM3	107,156,651	11.44	1,225,872				107,156,651	10.83	1,160,506	65,366	694,685
USIM5	111,144,456	9.22	1,024,752	3,136,100	12.56	39,377	114,280,556	9.10	1,039,953	24,176	865,264
PATI3	1,997,642	14.30	28,565				1,997,642	11.00	21,974	6,591	(269)
	220,298,749		2,279,189	3,136,100		39,377	223,434,849		2,222,433	96,133	1,559,680
											1,655,813

As of December 31, 2018 and 2017, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.29% (20.86% as of December 31, 2017) in preferred shares.

In February 2018, 3,136,100 preferred shares (USIM5) were sold, totaling R$39,377 through the exclusive fund "VR1 - Multimarket Private Investment Fund".

•       Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss and other comprehensive income that have their prices based on the market price on the stock exchange (B3).

III - Financial risk management

The Company follows strategies of managing its risks, with guidelines regarding the risks incurred by the company. The nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The quality of counterparties’ hedging instruments and the credit limit are also periodically reviewed.

The market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company can manage some risks by using derivative instruments not associate to any speculative deals or short sales.

13.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros since the Company's functional currency is substantially the Real that is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2018 is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2018 – CIA SIDERURGICA NACIONAL

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		12/31/2018
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	376,581	3,387
Trade receivables	358,283	1,124
Other assets	8,623	4,594
Total Assets	743,487	9,105
Borrowings and financing	(4,116,508)	(48,791)
Trade payables	(175,404)	(7,946)
Other liabilities	(3,529)	(920)
Total Liabilities	(4,295,441)	(57,657)
Foreign exchange exposure	(3,551,954)	(48,552)
Cash flow hedge accounting	2,076,045
Net Investment hedge accounting		48,000
Net foreign exchange exposure	(1,475,909)	(552)
Perpetual bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(475,909)	(552)

CSN uses as strategy the hedge accounting, as well as derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 13.b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

13.b) Hedging instruments: Derivative and cash flows hedge accounting and foreign investment hedge accounting

CSN uses instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

							Consolidated 12/31/2018
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2018
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	03/08/2019	Dollar	18,563	71,967	(71,616)	351	(1)
Total dollar-to-euro swap			18,563	71,967	(71,616)	351	(1)

				71,967	(71,616)	351	(1)

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•  Classification of the derivatives in the balance sheet and statement of income

			12/31/2018	12/31/2017
Instruments	Assets		Financial income (expenses) (Note 25)
	Current	Total
Dollar - to - euro swap	351	351	(1)	(229)
Future DI			-	28,503
	351	351	(1)	28,274

•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2018 the Company designated for hedge accounting US$2,076,045 in exports to be carried out between January, 2019 to February, 2023.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2018:

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									12/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(250,003)	171,983	(357,649)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(154,999)	36,766	(26,295)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(119,670)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(41,610)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(58,980)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.285	30,000	(6,000)	5,102	(14,155)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(20,000)	16,198	(43,952)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(5,000)	3,898	(10,382)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(14,000)	10,914	(29,070)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(6,000)	4,677	(12,458)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(6,000)	4,523	(11,839)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(11,998)	6,179	(164,915)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(195,000)	109,951	(550,320)
Total						2,745,045	(669,000)	370,191	(1,441,295)

(*) The effect on the result was recorded in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2018 are as follows:

	12/31/2017	Movement	Realization	12/31/2018
Cash flow hedge accounting	395,524	1,415,962	(370,191)	1,441,295
Fair value of cash flow hedge, net of taxes	395,524	1,415,962	(370,191)	1,441,295

As of December 31, 2018, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

• Net investment hedge in foreign subsidiaries

CSN has a natural foreign exchange exposure in Euros substantially arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated

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represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2018 are:

						12/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(72,000)	3,941
Total					120,000	(72,000)	3,941

The changes in the amounts related to net investment hedge recognized in shareholders’ equity as of December 31, 2018 are presented below:

	12/31/2017	Movement	12/31/2018
Net Investment hedge accounting	(17,911)	21,852	3,941
Fair value of net investment hedge in foreign operations	(17,911)	21,852	3,941

On December 31, 2018 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

13.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2018.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3,8748	3,7626	4,8435	5,8122
EUR	4,4390	4,2833	5,5488	6,6585
USD x EUR	1,1456	1,1346	1,4320	1,7184

			12/31/2018
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6,40%	8,00%	9,60%
TJLP	6,98%	8,73%	10,47%
Libor	2,88%	3,60%	4,32%

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The effects on income statement, considering scenarios 1 and 2 are shown below:

					12/31/2018
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,076,045	Dollar	(232,932)	2,011,065	4,022,130

Currency position	(3,551,954)	Dollar	398,529	(3,440,778)	(6,881,556)
(not including exchange derivatives above)

Consolidated exchange position	(1,475,909)	Dollar	165,597	(1,429,713)	(2,859,426)
(including exchange derivatives above)

Net Investment hedge accounting	48,000	Euro	(7,474)	53,268	106,536

Natural currency position	(48,552)	Euro	7,560	(53,881)	(107,762)

Consolidated exchange position	(552)	Euro	86	(613)	(1,226)
(including exchange derivatives above)

Dollar-to-euro swap	18,563	Dollar	(1,011)	14,072	23,663

(*) The probable sceneries were calculated considering the following variations to the specified risks: Real x Dollar – appreciation of Real in 2.89% / Real x Euro – appreciation of Real in 3.51%. Euro x Dollar – appreciation of Euro in 0.96%.  Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 01/25/2019.

•                 Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2018.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	6,98		(954,635)	(2,793)	(16,658)	(33,316)
Libor	2.88		(4,799,586)	(47,391)	(34,505)	(69,010)
CDI	6.40	609,480	(11,667,006)	(53,528)	(176,924)	(353,848)

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(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2018 recorded in the Company´s assets and liabilities.

13.d) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 12.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At December 31, 2018	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	5,681,797	10,192,606	8,608,664	4,459,675	28,942,742
Trade payables	3,473,822				3,473,822
Dividends and interest on capital	932,005				932,005

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as financial income or financial expenses, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2018		12/31/2017
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,880,074	2,850,615	3,312,503	2,602,090
Fixed Rate Notes	6,745,132	7,595,765	5,751,526	6,207,946

(*) Source: Bloomberg

•         Credit risks

The exposure to credit risks of financial institutions complies with the parameters established by financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients, suppliers, the establishment of a credit limit and permanent monitoring of its debit balance.

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With regard to financial investments, the Company only made investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repurchase agreements that are backed by Brazilian Government Bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, prior to the granting of the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

•         Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company with financing by equity and third-party capital.

Thousands of reais	12/31/2018	12/31/2017
Shareholder's equity (equity)	10,013,440	8,288,229
Borrowings and Financing (Third-party capital)	28,827,074	29,510,844
Gross Debit/Shareholder's equity	2.88	3.56

14     OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current				Current
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Payables to related parties (note 19 b)	35,499	3,097	96,629		308,056	244,828	14,501	49,254
Dividends and interest on capital payable (Note 14 I)	932,005	510,692			900,541	2,345
Advances from customers	137,418	68,521			64,416	50,391
Taxes in installments	20,179	21,551	73,934	79,242	9,756	9,420	2,378	1,421
Profit sharing - employees	113,219	42,699			72,555	26,759
Taxes payable			8,631	8,410			7,145	6,924
Provision from consumption services	392,612	336,886			275,973	194,619
Third party materials in our possession	45,915	231			45,721
Other payables	28,010	31,303	48,134	41,671	2,520	6,225
	1,704,857	1,014,980	227,328	129,323	1,679,538	534,587	24,024	57,599

In 2018, the Company reclassified the amount of R$ 19,026 in the Parent Company and R$ (44,921) in the Consolidated, which were classified as suppliers.

15     INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Income tax and social contribution income (expense)
Current	(827,229)	(358,981)	(210,887)
Deferred	576,895	(50,128)	509,458	68,420
	(250,334)	(409,109)	298,571	68,420

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The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Profit/(Loss) before income tax and social contribution	5,450,917	520,338	4,775,565	(58,148)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,853,312)	(176,915)	(1,623,692)	19,770
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	50,134	42,431	277,655	307,964
Profit with differentiated rates or untaxed	(46,006)	37,605
Transfer pricing adjustment	(74,836)	(34,746)	(53,780)	(21,562)
Tax loss carryforwards without recognizing deferred taxes	(27,683)	(368,612)		(320,233)
Indebtdness limit	(38,486)	(39,378)	(38,486)	(39,378)
Unrecorded deferred taxes on temporary differences	(11,964)	541,655		539,449
Deferred Income Tax and social contribution on temporary differences	971,972		971,972
(Losses)/Reversal for deferred income and social contribution tax credits	835,937	(403,080)	835,937	(403,080)
Income taxes and social contribution on foreign profit	(30,219)	(29,964)	(28,847)	(29,455)
Tax incentives	36,710	14,358	9,203
Deferred taxes on exchange variation in equity	(43,667)		(43,667)
Other permanent deductions (additions)	(18,914)	7,537	(7,724)	14,945
Income tax and social contribution in profit for the period	(250,334)	(409,109)	298,571	68,420
Effective tax rate	5%	79%	-6%	118%

15.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

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					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2017	Shareholders' Equity	P&L	Others	12/31/2018

Deferred
Income tax losses	1,137,234		(177,378)	(616)	959,240
Social contribution tax losses	406,884		(39,303)	(223)	367,358
Temporary differences	(2,654,558)	21,208	793,576	839	(1,838,935)
- Provision for tax. social security, labor, civil and environmental risks	269,899		(5,846)	3,184	267,237
- Provision for environmental liabilities	86,851		(19,708)		67,143
- Asset impairment losses	88,433		(7,092)		81,341
- Inventory impairment losses	45,814		(7,054)		38,760
- (Gains)/losses on financial instruments	(912)		(2,407)		(3,319)
- (Gains)/losses on available-for-sale financial assets	417,659	530,292	(584,856)		363,095
- Actuarial liability (pension and healthcare plan)	273,058	(48)	3,022		276,032
- Accrued supplies and services	67,716		27,928		95,644
- Allowance for doubtful debts	47,216		14,199		61,415
- Goodwill on merger	608		(608)
- Unrealized ex change differences (1)	1,511,152		(500,620)		1,010,532
- (Gain) on loss of control over Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	134,479	355,563			490,042
- Aquisition Fair Value SWT/CBL	(193,311)	(16,683)	37,880		(172,114)
- Deferred taxes non computed	(212,236)		(38,359)	(2,345)	(252,940)
- (Losses) estimated/ reversals to deferred taxes credits	(4,130,928)	(885,069)	1,929,424		(3,086,573)
- Business Combination	(1,040,536)		9,724		(1,030,812)
- Other	72,660	37,153	(62,051)		47,762
Total	(1,110,440)	21,208	576,895		(512,337)

Total Deferred Assets	63,119				89,394
Total Deferred Liabilities	(1,173,559)				(601,731)
Total Deferred	(1,110,440)				(512,337)

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2017	Shareholders' Equity	P&L	12/31/2018

Deferred tax assets
Income tax losses	1,033,661		(199,520)	834,141
Social contribution tax losses	369,549		(47,266)	322,283
Temporary differences	(1,973,769)	43,667	756,244	(1,173,858)
- Provision for tax. social security, labor, civil and environmental risks	215,128		(4,746)	210,382
- Provision for environmental liabilities	84,317		(19,411)	64,906
- Asset impairment losses	56,505		939	57,444
- Inventory impairment losses	17,669		(2,343)	15,326
(Gain)/loss in financial instruments	(912)		(2,407)	(3,319)
- (Gains)/losses on available-for-sale financial assets	417,659	530,292	(584,856)	363,095
- Actuarial liability (pension and healthcare plan)	276,792	(786)	3,126	279,132
- Accrued supplies and services	55,722		28,787	84,509
- Allowance for doubtful debts	33,168		12,397	45,565
- Unrealized ex change differences (1)	1,593,587		(579,278)	1,014,309
(Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	134,478	355,563		490,041
- (Losses) estimated/ reversals to deferred taxes credits	(4,130,927)	(885,069)	1,929,424	(3,086,572)
- Business Combination	(699,383)			(699,383)
-Deferred taxe on business combination CGPAR	(22,609)			(22,609)
- Other	87,217	43,667	(25,388)	105,496
Total	(570,559)	43,667	509,458	(17,434)

(1) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2013 up to 2018 such foreign subsidiaries generated profits amounting to R$ 1,150,443. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 366,847.

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The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

15.c) Income tax and social contribution Impairment test – deferred tax assets

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the accounting recognition of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Parent company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The parent company covers the following businesses:

• Steel Brazil (Steel); and

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
Tax losses

In recent periods, the Company started to incur tax losses at the parent company level, mostly because of high financial expenses, since it holds substantially all loans and financings of CSN group and presented a taxable income in 2018.

Temporary differences	Foreign exchange differences

Since 2012 the Company opted for the taxation of exchange differences on a cash basis. As the Parent Company has operated without taxable profit (at the parent company level), it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due, and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

The study prepared is based on the Company business plan of on a long-term basis, reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

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•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

In addition, a sensitivity analysis of tax credits utilization considering a variation in macroeconomic assumptions, operational performance and liquidity events took place.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an unbalance between the financial and operating results of the Parent company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Parent company, whose main measures are:

•         Expansion of disinvestment efforts;

•         Reduction of financial leverage;

•         Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•         Reprofiling of the Parent company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the aforementioned measures already in execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time period of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. As a result of the study, the Company reversed R$ 971,972 of the loss recorded in previous years, presenting until 2018 credits recognized in the amount of R$ 298,571 in the Parent Company and a debit of R$ 250,334 in the Consolidated.

15.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Income tax and social contribution
Actuarial gains on defined benefit pension plan	176,700	176,658	180,048	180,834
Estimated losses for deferred income tax and social contribution credits - actuarial gains	(180,048)	(180,834)	(180,048)	(180,834)
Changes in the fair value of assets measured at fair value through other comprehensive income		(530,292)		(530,292)
Estimated losses for deferred income tax and social contribution assets - assets measured at fair value through other comprehensive income		530,292		530,292
Exchange differences on foreign operations	(325,350)	(369,017)	(325,350)	(369,017)
Cash flow hedge accounting	490,041	134,478	490,041	134,478
Estimated losses for deferred income tax and social contribution credits - cash flow hedge	(490,041)	(134,478)	(490,041)	(134,478)
	(328,698)	(373,193)	(325,350)	(369,017)

16     Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 14, is as follows:

			Consolidated					Parent Company
	Current			Non-current		Current		Non-current
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Federal REFIS Law 11.941/09	12,100	12,552	18,895	20,083	9,173	9,173
Federal REFIS Law 12.865/13	6,240	5,984	52,661	56,381
Other taxes in installments	1,839	3,015	2,378	2,778	583	247	2,378	1,421
	20,179	21,551	73,934	79,242	9,756	9,420	2,378	1,421

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17     PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Tax	118,490	113,451	46,321	52,542	48,789	55,285	27,493	36,709
Social security	70,084	74,522	50,898	50,098	67,978	72,542	50,898	50,098
Labor	362,228	451,173	214,625	202,104	277,590	345,878	162,870	160,603
Civil	210,264	148,212	22,024	22,752	180,546	121,742	11,871	10,527
Environmental	31,390	37,733	1,900	1,826	28,030	34,598	1,900	1,826
Deposit of a guarantee			12,182	10,029			563
	792,456	825,091	347,950	339,351	602,933	630,045	255,595	259,763

Classification
Current	106,503	105,958			64,856	74,586
Non-current	685,953	719,133	347,950	339,351	538,077	555,459	255,595	259,763
	792,456	825,091	347,950	339,351	602,933	630,045	255,595	259,763

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2018 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2017	Additions	Net update on amount	Net utilization of reversal	12/31/2018
Tax	113,451	17,941	12,081	(24,983)	118,490
Social security	74,522	2,348	1,996	(8,782)	70,084
Labor	451,173	29,250	55,344	(173,539)	362,228
Civil	148,212	14,921	56,092	(8,961)	210,264
Environmental	37,733	31	6,021	(12,395)	31,390
	825,091	64,491	131,534	(228,660)	792,456

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					Parent Company
					Current + Non-current
Nature	12/31/2017	Additions	Net update on amount	Net utilization of reversal	12/31/2018
Tax	55,285	15,316	1,901	(23,713)	48,789
Social security	72,542	1,823	1,921	(8,308)	67,978
Labor	345,878	25,013	41,585	(134,886)	277,590
Civil	121,742	12,723	50,081	(4,000)	180,546
Environmental	34,598	31	5,718	(12,317)	28,030
	630,045	54,906	101,206	(183,224)	602,933

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment and only proceedings for which the risk is classified as probable loss are accrued. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses which CSN or its subsidiaries are parties are as follows: (i) Municipal tax assessments (ISS) incident in lease contracts; (ii) Tax Forfeiture to collect ICMS reported but not paid; (iii) Consignment action for payment of social security contributions; (iv) collection of income tax and social contribution for the offset of nonexistent tax credits.

Labor lawsuits

As of December 31, 2018, the Group is a defendant in 7,665 labor lawsuits. Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

During the year ended December 31, 2018 there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally, these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan.

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in

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most cases claiming environmental recovery. In general, these proceedings arise from alleged impacts to the environment related to the Company’s industrial activities.

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps. The main processes of environmental nature are listed below:

•       In 2010, CSN signed a Term for Undertaking (“Termos de Ajustamento de Conduta” or “TAC”) with the State of Rio de Janeiro to study and make investments to update environmental control equipment at the steel plant UPV. In the TAC it was initially estimated investments in the amount of R$216 million, increased to R$260 million after the cost of projects was determined more precisely. In 2013 we signed an addendum to the TAC in order to enlighten certain issues, as well as to include further obligations established by the State Environmental Institute (“Instituto Estadual do Ambiente” or “INEA”), which resulted in additional investments of R$165 million, already made. The TAC signed in 2010 expired in 2015 and CSN, the State of Rio de Janeiro and INEA signed a new TAC in April 2016, which determined new investments amounting to R$178.5 million to adopt measures of adequacy at UPV, the payment of environmental fines of R$16 million and the amount of R$6.1 million as a compensatory measure to be applied in environmental programs in Volta Redonda. UPV was authorized to fully operate during the period the TAC 03/2016 is in force by the environmental authorization nº IN034283 (“Autorização Ambiental de Funcionamento” or “AAF”).

Within the context of the TAC 03/2016, upon the expiration of the environmental authorization, a renewal of the authorization was issued in 12/07/2017 by the Deliberation CECA/CFL nº 6.141 (“AA”) under the nº IN042958, published in the Diário Oficial of the state of Rio de Janeiro (“DO”)  in 12/08/2017, page 13, allowing the full operation of UPV for 180 days which will expire on June 20, 2018, which, by the Deliberation CECA nº. 6,189 dated 06/19/2018, published in the DO of 06/20/2018, extended for 90 days the period of validity of AA to operate the UPV, that is, until September 20, 2018.

During this period, the Company continued discussions with the Environmental Authorities of the State of Rio de Janeiro with a view to the consensual solution to the environmental issues of the plant, and on September 19, 2018, it was published in the Diário Oficial of the State of Rio de Janeiro (“DO”) by the deliberation CECA/CLF nº 6,216 of 09/18/2018, authorizing the conclusion of a new TAC between the Company and the State of Rio de Janeiro - through the Secretary of State for the Environment (“Secretaria do Estado do Meio Ambiente” or “SEA”), INEA and the State Commission of Environmental Control (“Comissão Estadual de Controle Ambiental” or “ECSC”), thereby maintaining the full operation of UPV. In parallel, INEA issued the Environmental Authorization for Operation ("AAF") nº. IN 002019, valid until October 2024, whose purpose is to authorize the regular operation of the UPV during compliance with TAC 07/2018.

This new TAC 07/2018 contemplates investments of approximately R$ 303 million in environmental projects and actions in the region up to August 2024 and represents a commitment of the Company to the sustainability of its activities, with the communities of Volta Redonda and the region, as well as with the generation of value to its shareholders, employees and other stakeholders.

•       In July 2012, the Public Ministry of the State of Rio de Janeiro, (“Ministério Público do Estado do Rio de Janeiro” or “MPE/RJ”) and the Public Federal Ministry (“Ministério Público Federal” or “MPF”) filed a separate public civil action in the state and Federal Courts alleging, in existence of supposed contaminated area in the Condominium Volta Grande IV. In view of the conflict of jurisdiction to judge actions, the Superior Court of Justice (“Superior Tribunal de Justiça” or “STJ”) declared the jurisdiction of the Federal Court to prosecute and judge such actions. In brief, the MPF maintains that the company should (i) remove wastings left in industrial landfill areas in the city of Volta Redonda and (ii) transfer 750 residences of the Volta Grande IV condominium, also in the city of Volta Redonda. These requirements were denied by the Court, which determined the presentation of a schedule to investigate the area and, if necessary, to remediate the potential issues raised by the MPF. The aforementioned schedule was presented and all the surveys performed during the investigation including the risk assessment and intervention plan were concluded in  April 30, 2014. Also, there are actions initiated by owners of the residential condominium mentioned above to be reimbursed for material and moral damages, not yet judged.

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•       In January 2014, it was distributed an Annulment Action with the purpose of declaring the nullity of an Assessment Notice issued by INEA for the alleged contamination of the soil and groundwater in the Volta Grande IV Condominium. The penalty was a simple fine, in the amount of R$ 35 million. The request for the preliminary suspension of the chargeability of the debt was not assessed, which is why INEA filed a Tax Enforcement Action. Declared connection between actions. An application for suspension of the procedure was filed until the conclusion of the investigation in the ACP Volta Grande IV.

•       With regards to other supposedly contaminated areas in Volta Redonda, the Public Ministry initiated three public civil actions claiming for environmental remediation and indemnification related to certain areas denominated Marcia I, II, III and IV, Wandir I and II and Reciclam. Regarding the latter, the definition from the responsible part to produce evidences still depends. These claims are at initial stage and we are currently performing environmental studies that will determine the extent of possible environmental damages related to soil contamination, as well as the action plan to fulfill with the legislation in force. As soon as the studies are concluded, they will be presented and added to the pleadings.

•         In 2015, the Public Federal Ministry initiated a public civil action against us claiming for the adequacy and regularization for the emission of particles from the UPV and the stoppage of its operations. In accordance with CONAMA Resolution n. º 436/2011, we have to adjust the emission of particles to match to the current legal standards required by December 2018, which should be compatible with the schedule of actions and measures foreseen in TAC 07/2018.

•       In 2016, we were mentioned in public civil action proposed by the Public Federal Ministry and the Public Ministry of the State of Rio de Janeiro in relation to a supposedly irregular waste deposit in the landfill area named "Aterro Panco". The claimings are for the recovery of degraded areas, compensation for damages to fauna and flora and to human health, as well as indemnification for material and moral damages caused to the environment. Due to the nature of this action and to the current stage of the pleading, this action is still considered as inestimable.

•       In 2004, the Public Federal Ministry initiated a public civil action against us for a supposedly environmental contamination and pollution of the Paraíba do Sul river supposedly caused by our industrial activities of UPV. The second federal regional court maintained the condemnation previously given and reinforced the obligation of the Company to compensate eventual environmental damages. We appealed to the Superior Court of Justice (STJ), which accepted the appeal and determined the pleading to return to the previous stage to resume the process.

•       A civil investigation is ongoing to assess (i) the environmental requisites to our project in the city of Arcos (cement plant); (ii) monitoring and mitigation of the environmental impacts of our productive activities; (iii) conformity of the conditions our our environmental licenses, including the creation of a museum in Corumbá ecological station and the establishment of a Private Reserve of the Natural Heritage; and (iv) measures for preservation of the cultural heritage and adoption of compensatory measures. In February 2011 a Term of Undertaking was signed (“TAC”) to assure the fulfillment of the obligations raised by the Public Ministry. The Ministerial Board has issued a clearance certificate to the major part of the TAC, except for two pending items that still remain open.

•         In 2009 and 2010, we signed Judicial Agreements (“TAJ”) with the Public Federal Ministry to recover environmental liabilities caused by our coal mining activities in the Southeast of Santa Catarina until the 90’s. The environmental liabilities reached by the TAJ include the restoration of certain degraded areas. In March 2018, the parties renegotiated a new agreement, with the extension of the construction schedule until 2030, which was legally approved on 06/06/18, and is in compliance by the Company.

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•         In July 2018, the Company and Harsco Metals ("Harsco"), a contracted company, were named in a new public civil action jointly filed by the Federal Public Ministry and the Public Prosecutor's Office of the State of Rio de Janeiro, due to the irregular deposit of waste (steel slag) in the area called "Patio Volta Grande". The decision issued established a certain limitation in the monthly dispatch of the slag to the said yard, reduction of the height of the piles and removal of the excess of the stored material. The Company and Harsco have been looking for alternatives to solve this problem and are working on a plan of action with a feasible schedule, due to the concern with the impacts that can be generated by the abrupt removal of the yard material within the deadline established in the preliminary decision

•         In January 1995, in the Municipality of Volta Redonda/RJ (“MVR”), the ACP was filed claimed to CSN to comply with 26 items of Compensatory Environmental Programs. After the dispute, the parties entered into Transaction (1995), establishing CSN's effective obligations, as well as environmental compensation, ratified in court by judgment. The Municipality of Volta Redonda disagreed about the approved agreement and in 2015 the process of liquidation of unfulfilled obligations was initiated. On December 27, 2018, a new agreement was signed between CSN and the MRV, to put an end to the legal dispute, through reciprocal concessions from the parties, with the MVR expressly waiving the right on which the lawsuit is based and to CSN an additional investment in the amount of R$ 21 million, with 30% of this amount being allocated to services of environmental interest, preservation works, improvement and recovery of the quality of the environment of Volta Redonda.

•           In August 2017, CSN initiated an annulment action against the tax assessment notice that imposed a fine on CSN (R$ 22,038,856.09 – updated until January/19), for alleged pollution of the water of the Paraíba do Sul River, with discharge of effluent from the ETE of Blast Furnace # 2, due to accident occurred on 11/27/2010. The enforceability of the fine is suspended by virtue of an injunction granted in a writ of mandamus until final decision of the appeal phase that discusses the guarantee offered to the court (suitable guarantee) for the grant of guardianship.In relation to the mining activities matters, due to the accident involving a Brazilian mining company in November 2015, the State of Minas Gerais initiated several civil investigations based on the inventory of tailing dams of the State released in 2014. Those procedures have the scope of ascertaining those structures that do not have technical stability guaranteed by an external auditor or whose stability has not been attested due to a lack of documents or technical data.

•       In March 2016 we were mentioned in a public civil action proposed by the State of Minas Gerais and by the State Environmental Foundation (“Fundação Ambiental do Estado” or “FEAM”) questioning the stability of the structure of our tailing dam known as “BAIA 4” – a small structure built within the industrial area and used to collect particles generated during the process of ore filtration. That process was filed before the defense takes place due to out-of-date information. CSN was able to prove that BAIA 4 structure was steady which led to the filing of the action, by the author himself. In August 2016, we were mentioned in a similar public civil action in relation to the dam structure known as “Dique do Engenho” (Engenho dam). We presented the documentation to the State authorities to prove the stability and safety of the Engenho dam. We expect this action be filed, for the same reasons as previous one.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss and the amounts on December 31, 2018 and 2017.

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	12/31/2018	12/31/2017
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA.	11,812,071	11,073,961

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of goodwill deductions generated by the reverse merger of Big Jump by NAMISA	3,722,888	2,623,179

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,165,088	2,500,606

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011) (1)	1,891,149	1,858,640

Tax foreclosures - ICMS - Electricity credits	974,479	920,306

Installment MP 470 - Insufficient impairment of tax loss and negative basis (1)		704,739

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,481,382	1,685,648

Disallowance of the ICMS credits - Transfer of iron ore	529,607	499,006

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	294,527	275,233

Disallowance of the tax losses arising on adjustments to the SAPLI	516,583	491,862

Taxes - ICMS - shipment and return of goods for industrialization (2)		816,199

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	243,007	203,185

CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	311,582	290,249

Infraction Notice - ICMS - Question on sales to Incentivized Zone	976,438	170,330

Other tax (federal, state, and municipal) lawsuits	3,625,167	3,065,131

Social security lawsuits	287,823	278,600

Law suit applied by Brazilian antitrust authorities (CADE)	101,683	98,189

Other civil lawsuits	922,171	1,111,944

Labor and social security lawsuits	1,537,078	1,569,712

Environmental process - ACP TAC / PAC - Compliance with environmental obligations (3)		216,878

Tax Enforcement Fine Volta Grande IV (4)	75,530	67,620

Others Enviromental lawsuits	144,235	117,858
	31,612,488	30,639,075

(1)     The Contingency was written off as a result of a final favorable decision by CARF, which recognized as certain the use of tax loss carryforwards used in the installment plan established by MP 470.

(2)     Homologation to the Secretary of Finance and General Advocacy of the State of Minas Gerais with the benefits brought in the Tax Regularization Program - "New Regularize", established by Law 22,549 / 2017.

(3)     We reclassified the contingency related to this judicial process (ACP TAC-PAC nº 0000689-17.1995.8.19.0066) to remote, due to the conclusion of an agreement between CSN and the Municipality of Volta Redonda (MVR) on 12/27/2018, which will put an end to the legal dispute, through reciprocal concessions from the parties, and the MVR expressly waives the right on which the action is based and to CSN the additional investment in the amount of R $ 21 million, and 30% services of environmental interest, preservation works, improvement and recovery of the quality of the environment of Volta Redonda

(4)     On April 8, 2013, INEA imposed on CSN a fine of R$ 35 million in respect of the aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the civil suit filed in July 2012. In connection with the application of this fine, an annulment action was distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, seeking the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action in order to enforce the amount of the fine imposed. The aforementioned Tax Enforcement action was distributed in May 2014 to the 4th Volta Redonda Active Debt Registry in the State of Rio de Janeiro. Currently, said enforcement action is suspended until the judgment of the annulment action, in order to avoid conflicting decisions.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

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18     PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Environmental liabilities	198,386	255,517	191,216	248,306
Asset retirement obligations	83,380	81,496	668	612
	281,766	337,013	191,884	248,918

18.a) Environmental liabilities

As of December 31, 2018, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The discount rate used to calculate the provision to present value through December 31, 2018 was 10.54% in real terms. The liability recognized is periodically updated based on the general market price index (IGP-M) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in CPC 25.

18.b) Asset retirement

Asset retirement obligations refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

In 2015, the Company completed a new certification of iron mineral reserves in the Casa de Pedra and Engenho mines. This certification, prepared by a specialized company, has certified reserves of 3,021 million tons of iron ore.

19     RELATED-PARTY BALANCES AND TRANSACTIONS

19.a) Transactions with holding companies

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Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49,24% of the voting shares.

The Company’s control Vicunha Aços S.A. and Rio Iaco Participações S.A, the latter holding a 4,22% interest in the voting capital of the Company.

The corporate structure of Vicunha Aços S.A is as follows:

Vicunha Steel S.A. – holds 67.93% of Vicunha Aços S.A.

CFL Participações S.A. – holds 12.82% of Vicunha Aços S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.25% of Vicunha Aços S.A. and 60% of Vicunha Steel S.A.

•         Liabilities

Companies	Proposed
Dividends
Vicunha Aços	439,913
Rio Iaco Participações S.A.	37,640
Total at 12/31/2018	477,553
Total at 12/31/2017	-

19.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

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						Consolidated
	Current		Non-current		Total
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Assets
Trade receivables(note 6)	93,317	115,388			93,317	115,388
Dividends receivable (Note 8)	46,171	41,528			46,171	41,528
Actuarial asset (note 8)			99,894	111,281	99,894	111,281
Financial investments/ investments	92,332	53			92,332	53
Loans (note 8)	2,675	2,441	706,605	554,694	709,280	557,135
Other receivables (note 8)	3,649	3,577	218,840	30,770	222,489	34,347
	238,144	162,987	1,025,339	696,745	1,263,483	859,732
Liabilities
Other payables (Note 14)
Accounts payable	29,286	799	96,629		125,915	799
Provision for consumption and services	6,213	2,298			6,213	2,298
Trade payables	135,801	134,974			135,801	134,974
Actuarial liabilities			7,982	41,937	7,982	41,937
	171,300	138,071	104,611	41,937	275,911	180,008

	12/31/2018	12/31/2017
P&L
Revenues
Sales	1,278,751	880,145
Interest (note 25)	64,888	61,549
Expenses
Purchases	(1,418,282)	(1,176,930)
Interest (note 25)	(16,092)
Foreing exchange and monetary variations, net	13,611
	(77,124)	(235,236)

•      By company

											Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,550		2,550
MRS Logística S.A.	46,243		46,243	101,264	96,629.00	197,893		(1,111,695)	(16,092)		(1,127,787)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	3		3	37,362		37,362	47	(180,332)			(180,285)
Transnordestina Logística S.A (1)	1,611	925,445	927,056	13,652		13,652	367	(15,667)	50,003		34,703
	47,857	925,445	973,302	154,828	96,629	251,457	414	(1,307,694)	33,911		(1,273,369)
Other related parties
CBS Previdência		99,894	99,894		7,982	7,982
Banco Fibra (2)	92,334		92,334						14,651	13,611	28,262
Usiminas								(382)			(382)
Panatlântica (3)	53,027		53,027	15,643		15,643	1,174,984	(94,515)			1,080,469
Ibis Participações e Serviços								(4,501)			(4,501)
Other related parties	2,092		2,092	829		829	2,745	(11,190)			(8,445)
	147,453	99,894	247,347	16,472	7,982	24,454	1,177,729	(110,588)	14,651	13,611	1,095,403
Associates
Arvedi Metalfer do Brasil S.A.	42,834		42,834				100,608		234		100,842
Total at 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911	1,278,751	(1,418,282)	48,796	13,611	(77,124)
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008	880,145	(1,176,930)	61,549		(235,236)

1.      Transnordestina Logística S.A: Assets: Refers mainly to contracts in R$: interest equivalent to 125.0% and 130.0% of CDI. On December 31, 2018, the borrowings carrying amounts totaled to R$706,605 (R$507,009 as of December 31, 2017).

2.      Banco Fibra S.A: Assets: Refers mainly to Eurobond with Fibra Bank and maturity in february 2028.

3.      Panatlântica:Receivables from the sale of steel products.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•         By transaction

						Parent Company
	Current		Non-current		Total
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Assets
Trade receivables (1) (note 6)	906,865	831,993			906,865	831,993
Dividends receivable (Note 8)	259,186	1,044,242			259,186	1,044,242
Actuarial asset (note 8)			85,415	95,898	85,415	95,898
Loans (note 8)	22,807	26,701	588,285	444,091	611,092	470,792
Short-term investments / Investments (2)	99,109	2,619	103,640	127,569	202,749	130,188
Other receivables (3) (note 8)	15,395	37,007	458,177	320,377	473,572	357,384
	1,303,362	1,942,562	1,235,517	987,935	2,538,879	2,930,497
Liabilities
Borrowings and financing
Prepayment (note 12)	1,363,140	72,019	4,250,264	4,856,104	5,613,404	4,928,123
Intercompany Bonds (nota 12)	2,395	27,450	360,356	3,436,385	362,751	3,463,835
Intercompany Loans (note 13)	1,704,888	1,113,411		1,620,921	1,704,888	2,734,332
	3,070,423	1,212,880	4,610,620	9,913,410	7,681,043	11,126,290
Other payables (Note 14)
Trade payables (4)	8,060	7,322	14,501	49,254	22,561	56,576
Provision for consumption and services	299,996	237,506			299,996	237,506
Trade payables	344,076	196,897			344,076	196,897
Actuarial liabilities			7,982	41,937	7,982	41,937
	652,132	441,725	22,483	91,191	674,615	532,916

	12/31/2018	12/31/2017
P&L
Revenues
Sales/Others	3,387,251	3,170,697
Interest (note 25)	57,688	51,721
Exclusive Funds (note 25)	715	47,683
Expenses
Purchases	(2,130,252)	(2,027,664)
Interest (note 25)	(386,399)	(525,483)
Foreing exchange and monetary variations, net	(1,190,754)	(145,425)
	(261,751)	571,529

1.              Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

2.              Assets: Financial investments classified as current are investments in exclusive funds and in the Fibra Bank and in non-current assets, refers to interests in Usiminas, classified as investments measured at fair value through profit or loss.

3.                 Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

4.                 Non-current: Refers mainly to assignment of tax loss credits of income tax and social contribution related to Transnordestina Logistica S.A.

•       By company

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											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales / Other	Purchases	Finance income (expenses), net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	254,464	121,336	375,800	11,980		11,980	829,399	(62,901)			766,498
Estanho de Rondônia S.A.	21,757	1,766	23,523	2,309		2,309		(43,793)	1,329		(42,464)
Sepetiba Tecon S.A.	12,252	102,412	114,664	29,482		29,482	130	(76,593)	111		(76,352)
Minérios Nacional S.A.	2		2				25				25
CSN Mineração S.A. (2)	294,201		294,201	119,952		119,952	70,665	(1,131,309)			(1,060,644)
CSN Energia S.A.	14,309		14,309	100,331		100,331		(246,127)			(246,127)
Ferrovia Transnordestina Logística S.A.		13,322	13,322		14,501	14,501	171			(2,092)	(1,921)
Companhia Siderúrgica Nacional, LLC (3)	357,247		357,247	298,866		298,866	708,440			52,100	760,540
CSN Resources S.A. (4)				1,348,546	3,612,811	4,961,357			(325,824)	(849,392)	(1,175,216)
Lusosider Aços Planos, S.A.	138,679		138,679	1		1	600,933			12,048	612,981
CSN Islands XI Corp. (5)				$179,677		$179,677				(170,003)	(170,003)
CSN Islands XII Corp. (6)				1,525,211		1,525,211			(60,153)	(246,911)	(307,064)
Companhia de Embalagens Metálicas MMSA				30		30
Companhia Florestal do Brasil	1,103	501	1,604
CSN Steel Holdings 1, S.L.U.				16,989	997,809	1,014,798			(422)	(115)	(537)
	1,094,014	239,337	1,333,351	3,633,374	4,625,121	8,258,495	2,209,763	(1,560,723)	(384,959)	(1,204,365)	(940,284)
Joint-venture and Joint-operation	-
MRS Logística S.A.	23,163		23,163	45,074		45,074		(342,532)			(342,532)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	3		3	28,212		28,212	47	(123,575)			(123,528)
Transnordestina Logística S.A. (7)	248	807,125	807,373						42,286		42,286
	23,414	807,125	830,539	73,286		73,286	47	(466,107)	42,286		(423,774)
Other related parties	-
CBS Previdência	-	85,415	85,415		7,982	7,982
Banco Fibra	92,120		92,120						13,728	13,611	27,339
Usiminas								(362)			(362)
Panatlântica (8)	53,027		53,027	15,643		15,643	1,174,655	(94,515)			1,080,140
Ibis Participações e Serviços								(4,501)			(4,501)
Other related parties	2,092		2,092	252	-	252	2,745	(4,044)			(1,299)
	147,239	85,415	232,654	15,895	7,982	23,877	1,177,400	(103,422)	13,728	13,611	1,101,317
Associates
Arvedi Metalfer do Brasil S.A.	31,706		31,706				41		234		275

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	6,989	103,640	110,629						715		715

Total at 12/31/2018	1,303,362	1,235,517	2,538,879	3,722,555	4,633,103	8,355,658	3,387,251	(2,130,252)	(327,996)	(1,190,754)	(261,751)
Total at 12/31/2017	1,942,562	987,935	2,930,497	1,654,605	10,004,601	11,659,206	3,170,697	(2,027,664)	(426,079)	(145,425)	571,529

1.     Companhia Metalurgica Prada refers mainly to accounts receivable amounting to R$ 254,464 (R$197,654 as of December 31, 2017) and debentures from  CBL amounting to R$121,336 (R$ 121,336  as of December 31, 2017).

2.      CSN Mineração: Liabilities: Account payables related to purchases of iron ore and port services in the amount of R$119,952.

3.      Companhia Siderurgica Nacional, LLC: Accounts receivable in the amount of 357,257 ( R$232,505 as of December 31,2017) related to sale of steel to resellers. In the current liabilities, refers an expenses with commission and logistics on sales of steel for resale in the amount of R$298,866.

4.      CSN Resources SA: Contracts in US dollars of Prepayment and Fixed Rate Notes. On December 31, 2018, the loans amounted to R$4,961,357 (R$7,446,925 on December 31, 2017).

5.      CSN Islands XI Corp.: Intercompany Contracts in US dollars. On December 31 2018, the loans amounted to R$178,677 (R$1,058,560 as of December 31, 2017).

6.      CSN Islands XII Corp.: Pre-payment contracts and Intercompany contracts in US dollars. On December 31, 2018, the loans amounted to R$1,525,211 (R$1,417,099 on December 31, 2017).

7.     Transnordestina Logística S.A.: Noncurrent assets: refers to loan agreements in the amount of R$588,285 and advance for future capital increasein the amount of R$218,840 (R$444,091 as of December 31, 2017).

8.      Panatlântica S.A.: Current assets: refers to accounts receivable for the supply of flat steel in the amount of R$53,027 (R$109,565 em 31 de dezembro de 2017).

9.      Exclusive funds: Current assets: refers to investments in government securities and CDBs, in the amount of R$6,989 (R$2,567 as of December 31, 2017). Noncurrent assets: refers to Usiminas in the amount of R$ 103,640 (R$127,569 as of December 31, 2017). The funds VR1 and Diplic II are managed by  Taquari Asset.

19.c) Other unconsolidated related parties

•       CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans.

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•       Fundação CSN

Nowadays, the Company develops socially responsible policies concentrated in Fundação CSN, of which it is the founder. The transactions between the parties are related to the operational and financial support for Fundação CSN to conduct the social projects, developed mainly in the localities where the Company operates.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., direct controller of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Taquari Asset

Belonging to the Vicunha Group, Taquari Asset is the group company responsible for managing third-party funds, funds and / or portfolios.

•         Companies under the control of a member of the Company’s management

•       Ibis Participações e Serviços Ltda.

•       Ibis Agrária Ltda

•       Partifib Projetos Imobiliários Ltda.

•       Vicunha Imóveis Ltda.

•       Vicunha Serviços Ltda.

19.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2018.

	12/31/2018	12/31/2017
	P&L
Short-term benefits for employees and officers	32,848	39,721
Post-employment benefits	105	110
	32,953	39,831

20     SHAREHOLDERS' EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2018 and December 31, 2017 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

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20.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2018 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

20.d) Ownership structure

As of December 31, 2018, the Company’s ownership structure was as follows:

			12/31/2018			12/31/2017
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.29%
NYSE (ADRs)	284,152,319	20.48%	20.59%	303,590,364	21.88%	22.37%
Other shareholders	358,246,471	25.82%	25.95%	312,493,726	22.52%	23.02%
Total shares outstanding	1,380,114,547	99.47%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	7,409,500	0.53%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

20.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

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Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Disposal of shares		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9,22 and R$ 9,45	2,350,000					2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 and R$ 9,48	9,529,500					11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8,61 and R$ 9,72	31,544,500					43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9,33 and R$ 11,54	26,781,661					70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)			10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400					10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9,47 and R$ 10,07	6,791,300					6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4,48 and R$ 9,16	21,758,600					28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4,90 and R$ 5,39	1,841,100					30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015								30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Não aplicável	Não aplicável	R$ 0.00	R$ 0.00		22,981,500	(2)	7,409,500

(*) There were no share buyback in this program.

(1)     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

(2)     In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$213,494. The Company. The Company recognized a profit on the sale of the shares in the amount of the amount of R$32,670.

As of December 31, 2018, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market value of shares in 12/31/2018 (*)
		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 65,500

(*) Using the last share average quotation on B3 S.A. - Brasil, Bolsa, Balcão as of September 30, 2018 of R$ 8.84 per share.

20.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

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	12/31/2018	12/31/2017

	Common Shares
	5,074,136	10,272
Weighted average number of shares	1,373,250,595	1,357,133,047
Basic and diluted EPS	3.69498	0.00757

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

21     PAYMENT TO SHAREHOLDERS

The Company's Bylaws provide the distribution of 25% minimum dividends of adjusted net income under the law, to the shareholders. The dividends are calculated in accordance with the Company’s Bylaws and in accordance with the Brazilian Corporate Law. The following is the calculation of dividends for 2018:

Allocation of profits
12/31/2018
Profit for the year	5,074,136
Absorption of deficits	(1,291,689)
Legal reserve	(189,122)
Allocation of profits	3,593,325
Proposed destination:
Mandatory minimum dividends	(898,332)
Intended for statutory reserve of working capital	(2,694,993)
In current liabilities
Dividends to be paid on December 31, 2017	2,209
Mandatory minimum dividends	898,332
Dividends to be paid on December 31, 2018	900,541

Weighted average number of shares	1,373,251
Dividends per share approved	0.65416

The following table shows the history of deliberate and paid dividends:

Approval Year	Dividends	Payment Year	Dividends
2017 (*)	0,00	2017	0,00
2018	898,332	2018	0,00
Total approved	898,332	Total paid

(*) There was no resolution on dividend distribution during the year of 2017.

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22     NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Gross revenue
Domestic market	14,752,901	11,487,011	14,060,360	10,685,246
Foreign market	11,817,559	9,980,572	2,061,291	2,388,838
	26,570,460	21,467,583	16,121,651	13,074,084
Deductions
Canceled sales, discounts and rebates	(234,851)	(262,989)	(207,193)	(283,241)
Taxes on sales	(3,366,724)	(2,679,993)	(3,111,703)	(2,404,007)
	(3,601,575)	(2,942,982)	(3,318,896)	(2,687,248)
Net revenue	22,968,885	18,524,601	12,802,755	10,386,836

23   EXPENSES BY NATURE

	Consolidated			Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Raw materials and inputs	(6,759,275)	(5,404,801)	(5,856,495)	(4,661,301)
Labor cost	(2,743,460)	(2,400,579)	(1,320,954)	(1,200,659)
Supplies	(1,782,576)	(1,451,437)	(1,301,237)	(1,068,413)
Maintenance cost (services and materials)	(1,326,894)	(1,145,974)	(701,436)	(641,618)
Outsourcing services	(2,368,387)	(2,062,352)	(1,102,347)	(832,546)
Freights	(1,802,541)	(1,362,087)	(288,956)	(268,822)
Depreciation, Amortization and Depletion (Note 10 and 11)	(1,175,107)	(1,408,765)	(582,277)	(642,833)
Others	(905,128)	(591,094)	(54,480)	(110,999)
	(18,863,368)	(15,827,089)	(11,208,182)	(9,427,191)
Classified as:
Cost of sales	(16,105,657)	(13,596,141)	(10,320,367)	(8,542,284)
Selling expenses	(2,263,688)	(1,815,107)	(645,928)	(680,386)
General and administrative expenses	(494,023)	(415,841)	(241,887)	(204,521)
	(18,863,368)	(15,827,089)	(11,208,182)	(9,427,191)

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The depreciation, amortization and depletion additions for the year were distributed as follows:

		ConsColi Consolidated dated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Production costs	1,145,793	1,376,862	564,920	618,189
Sales expenses	5,850	8,851	4,625	7,324
General and Administrative Expenses	23,464	23,052	12,732	17,320
	1,175,107	1,408,765	582,277	642,833
Other operating expenses (*)	97,914	44,570	3,921
	1,273,021	1,453,335	586,198	642,833

 (*) Refers mainly to the depreciation and amortization of paralyzed assets, see note 24.

24    OTHER OPERATING INCOME (EXPENSES)

		Consolidado	Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Other operating income
Indemnities	46,256	6,106	22,935	5,593
Rentals and leases	5,430	1,841	5,040	1,481
Dividends received	9,188	3,248	8,617	2,731
PIS and COFINS to compensate (1)	1,102,365		1,102,365
Contractual fines	3,965	2,970	2,143	1,746
Actuarial pension plan	20,983	36,952	13,512	28,605
Updated shares – Fair value though profit or loss (VJR) (Note 13)	1,655,813		1,655,813
Monetary adjustment related to the Eletrobrás's compulsory loan (3)		755,151		755,151
Gain on sale of LLC (note 3)	1,164,294
Debts write off - intragroup			1,310,886
Other revenues	27,749	18,018	5,595	4,567
	4,036,043	824,286	4,126,906	799,874

Other operating expenses
Taxes and fees	(26,197)	(136,348)	(10,399)	(90,048)
Write-off/(Provision) of judicial deposits	(54,330)	(38,258)	(50,023)	(35,990)
Expenses with environmental liabilities, net	(60,311)	(7,156)	(47,620)	1,707
Expenses from tax, social security, labor, civil and environmental lawsuits, net	(59,219)	(95,744)	(40,538)	(67,696)
Contractual fines (2)	(104,086)			(783)
Depreciation of equipment paralyzed and amortization of intangible assets (note 23)	(97,914)	(44,570)	(3,921)
Write- off of PP&E and intangible assets (notes 10 and 11)	(27,260)	(28,127)	(19,280)	(2,112)
Estimated (Loss)/reversal in inventories	(149,704)	(15,775)	(56,253)	(3,596)
Studies and project engineering expenses	(33,738)	(32,956)	(22,522)	(30,376)
Research and development expenses	(2,688)	(3,944)	(2,688)	(3,944)
Advisory expenses	(508)	(3,419)	(387)	(2,701)
Healthcare plan expenses	(108,369)	(97,837)	(108,191)	(97,657)
Reversal/(Provision) industrial reestructuring	(17,490)	5,807
Cash flow hedge realized (Note 13 b)	(370,191)	(92,140)	(370,191)	(92,140)
Other expenses	(218,701)	(56,477)	(132,888)	(13,440)
	(1,330,706)	(646,944)	(864,901)	(438,776)
Other operating income (expenses), net	2,705,337	177,342	3,262,005	361,098

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(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis, see note nº8.

(2)     Refers to the contractual amendment with the jointly-owned subsidiary MRS, for the revision of the “Anual Transportation Plan”.

(3)     This is a net amount, certain and due, arising from the final judicial decision favorable to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in sentencing the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The final judicial decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the right to receive this value is certain. Thus, in line with our legal and accounting advisors, we recognize the credits in noncurrent assets against the result of Other Operating Revenues. The monetary adjustment of 2018 is presented in the note nº25 - Financial Income (Expenses).

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25            FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Financial income
Related parties (note 19 a)	64,888	61,549	58,403	99,404
Income from financial investments	111,235	162,292	74,779	77,654
Gain from derivative		28,503
Other income (1)	1,134,391	42,730	1,221,134	84,696
	1,310,514	295,074	1,354,316	261,754
Financial expenses
Borrowings and financing - foreign currency	(988,821)	(827,841)	(262,391)	(226,780)
Borrowings and financing - local currency	(1,020,867)	(1,610,714)	(892,849)	(1,384,162)
Related parties (note 19 a)	(16,092)		(386,399)	(525,483)
Capitalized interest (notes 10 and 30)	71,611	91,957	16,683	21,308
Interest, fines and late payment charges	(71,100)	(72,343)	(6,167)	(59,816)
Commission and bank fees	(182,179)	(159,088)	(164,147)	(142,102)
PIS/COFINS over financial income	(84,404)	(21,926)	(66,870)	(17,536)
Other financial expenses	19,614	(142,296)	70,673	(112,448)
	(2,272,238)	(2,742,251)	(1,691,467)	(2,447,019)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(1,035)	(10,556)	(2,018)	(26,248)
Exchange rates, net	(532,883)	(5,665)	(558,476)	(69,214)
Exchange gain (losses) on derivatives	(1)	(229)	-	-
	(533,919)	(16,450)	(560,494)	(95,462)

Financial income (expenses), net	(1,495,643)	(2,463,627)	(897,645)	(2,280,727)

Statement of gains and (losses) on derivative transactions
Dollar - to - euro swap	(1)	(229)
	(1)	(229)
Future DI		28,503
		28,503
	(1)	28,274

(1)    Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis of prior years in the amount of R$ 1,106,097, see note 8.

26            SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

•                      Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs, import and export of steel products.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

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•                     Mining

This segment encompasses the activities of iron ore and tin mining.

 The high quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., company with mining units and tin casting, in the state of Rondonia.

•                     Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I); and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built in the privatization period after the law of modernization of the ports (law 8.630/1993) that permits to transfer the port logistics activities to the private sector. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

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The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central unit with rated capacity of 238 MW, which has been operating at the UPV since 1999, that uses the residual gases produced by the steel mill itself.

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.

In the second half of 2016, the Company started the operation of a new clinker furnace in Arcos/MG, where the Company already operates a clinker furnace using its limestone of a company-owned mine and also two cement mills in additions to the mills that already operate in Volta Redonda/RJ.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Result by segment

Beginning 2013, the Company no longer proportionately consolidates joint ventures MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

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								12/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	5,068,758	34,780,756					(4,961,345)
Net revenues
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Total net revenue (note 22)	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885
Cost of sales and services	(12,613,216)	(3,585,691)	(189,999)	(1,049,071)	(286,734)	(544,266)	2,163,320	(16,105,657)
Gross profit	3,020,927	2,399,090	76,379	457,043	123,872	43,964	741,953	6,863,228
General and administrative expenses	(984,980)	(144,754)	(35,423)	(106,412)	(27,948)	(95,893)	(1,362,301)	(2,757,711)
Depreciation (note 23)	609,274	366,547	20,368	258,985	17,285	115,411	(212,763)	1,175,107
Proportionate EBITDA of joint ventures							568,045	568,045
Adjusted EBITDA	2,645,221	2,620,883	61,324	609,616	113,209	63,482	(265,066)	5,848,669

Sales by geographic area
Asia	40,681	4,422,377					1,297,256	5,760,314
North America	1,506,041							1,506,041
Latin America	369,830							369,830
Europe	3,330,991	590,044						3,921,035
Others	58,228							58,228
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Total	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885

								12/31/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	4,921,719	32,576,843					(5,359,571)
Net revenues
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Total net revenue (note 22)	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601
Cost of sales and services	(10,537,547)	(3,005,840)	(156,997)	(1,024,696)	(285,085)	(512,762)	1,926,786	(13,596,141)
Gross profit	2,421,476	1,615,131	81,243	391,916	122,586	(25,633)	321,741	4,928,460
General and administrative expenses	(963,822)	(158,958)	(27,943)	(94,921)	(27,098)	(80,823)	(877,383)	(2,230,948)
Depreciation (note 23)	658,587	490,805	15,752	294,571	17,265	121,801	(190,016)	1,408,765
Proportionate EBITDA of joint ventures							538,170	538,170
Adjusted EBITDA	2,116,241	1,946,978	69,052	591,566	112,753	15,345	(207,488)	4,644,447

Sales by geographic area
Asia	23,364	3,592,226					885,961	4,501,551
North America	2,009,337							2,009,337
Latin America	506,951							506,951
Europe	2,564,823	197,701						2,762,524
Others	35,996	1,776						37,772
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Total	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•         Adjusted EBITDA

Adjusted EBITDA is the main measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

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	12/31/2018	12/31/2017

Net income / (Loss) for the period	5,200,583	111,229
Depreciation / amortization / depletion (note 23)	1,175,107	1,408,765
Income tax and social contribution (note 15)	250,334	409,109
Financial income/(expenses) (note 25)	1,495,643	2,463,627
EBITDA	8,121,667	4,392,730
Other operating (income) / expenses (note 24)	(2,705,337)	(177,342)
Equity in results of affiliated companies	(135,706)	(109,111)
Proportionate EBITDA of joint ventures	568,045	538,170
Adjusted EBITDA (*)	5,848,669	4,644,447

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27            EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, composed by the president and ten members, six chosen by CSN, and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan that was discontinued on September 16, 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the defined contribution modality, created also in September 2013.

As of December 31, 2018 CBS had 34,985 participants (35,176 as of December 31, 2017), of whom 20,872 were active contributors (20,734 as of December 31, 2017), 13,454 were retired employees (13,587 as of December 31, 2017), and 659 were related beneficiaries (855 as of December 31, 2017). Out of the total participants as of December 31, 2018, 11,063 belonged to the defined benefit plan, 11,845 to the mixed plan, 1,028 to the CBSPrev Namisa plan, and 11,049 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2018, CBS held 37,084,031 common shares of CSN (20,143,031 as of December 31,2017). The total plan assets of the entity amounted to R$5.3 billion as of December 31, 2018 (R$5.1 billion as of December 31, 2017). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans, called “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

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As provided for in the prevailing law that governs the pension fund market, for the last 4 years ended (2015, 2016, 2017 and 2018), CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

27.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when took effect the average salary supplementation plan.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan if the participant has chosen to receive his benefit in the form of monthly income for life. This plan was discontinued on September 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

CBSPREV Namisa Plan

It is a Defined Contribution plan with benefits of risks during the activity (projection of the balances in case of disability or death and sickness / accident allowanced). It has been in operation since January 6, 2012, when it was created exclusively for the employees of Nacional Minérios S.A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them CSN Mineração S.A.

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Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan is closed since July 2017.

27.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

27.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC33(R1)/IAS19 -  Employee Benefits.

				Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(99,894)	(111,281)	7,982	41,937
Post-employment healthcare benefits	-	-	897,137	866,784
	(99,894)	(111,281)	905,119	908,721

				Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(85,415)	(95,898)	7,982	41,937
Post-employment healthcare benefits	-	-	897,137	866,784
	(85,415)	(95,898)	905,119	908,721

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2018	12/31/2017
Present value of defined benefit obligation	3,087,433	3,077,849
Fair value of plan assets	(3,403,906)	(3,305,356)
Deficit(Surplus)	(316,473)	(227,507)
Restriction to actuarial assets due to recovery limitation	224,561	158,163
Liabilities (Assets), net	(91,912)	(69,344)
Liabilities	7,982	41,937
Assets	(99,894)	(111,281)
Net (assets) recognized in the balance sheet	(91,912)	(69,344)

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The movement in the present value of the defined benefit obligation during 2018 is as follows:

	12/31/2018	12/31/2017
Present value of obligations at the beginning of the year	3,077,849	2,872,442
Cost of service	1,169	1,285
Interest cost	304,132	322,359
Benefits paid	(280,493)	(284,777)
Actuarial loss/(gain)	(15,224)	166,540
Present value of obligations at the end of the year	3,087,433	3,077,849

The movement in the fair value of the plan assets during 2018 is as follows:

	12/31/2018	12/31/2017
Fair value of plan assets at the beginning of the year	(3,305,356)	(3,193,493)
Interest income	(327,830)	(360,013)
Benefits Paid	280,493	284,777
Return on plan assets (less interest income)	(51,213)	(36,627)
Fair value of plan assets at the end of the year	(3,403,906)	(3,305,356)

The amounts recognized in the income statement for the year ended December 31, 2018 are comprised as follows:

	12/31/2018	12/31/2017
Cost of current service	1,169	1,285
Interest cost	304,132	322,359
Expected return on plan assets	(327,830)	(360,013)
Interest on the asset ceiling effect	16,340	26,843
	(6,189)	(9,526)
Total unrecognized costs (income) (*)	-	6
Total costs/ (income) recognized in the income statement	(6,189)	(9,532)
Total costs/(income), net (*)	(6,189)	(9.526)

(*) Effect of the limit of paragraph 58 (b) of CPC33 (R1)/IAS19 - Employee Benefits.

The cost/(income) is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2018 is as follows:

	12/31/2018	12/31/2017
Actuarial losses and (gains)	(15,224)	166,540
Return on plan assets (less interest income)	(51,213)	(36,627)
Change in asset limit (excluding interest income)	50,058	(97,882)
	(16,379)	32,031
Actuarial losses and (gains) recognized in other comprehensive income	(16,379)	32,037
Unrecognized actuarial (gains)	-	(6)
Total cost of actuarial losses and (gains) (*)	(16,379)	32,031

(*) Actuarial (gain)/ loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

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Breakdown of actuarial gains or losses, according paragraph 141 of CPC33(R1)/IAS19:

12/31/2018
Loss due to change in demographic assumptions	(139,813)
Loss due to change in financial assumptions	46,917
Loss due to experience adjustments	77,672
Return on plan assets (less interest income)	(51,213)
Change in asset limit (excluding interest income)	50,058
Actuarial losses and (gains)	(16.379)

The main actuarial assumptions used were as follows:

	12/31/2018	12/31/2017
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 9.69% Plan 35%: 9.60% Supplementation: 9.59%	Millennium Plan: 10.42% Plan 35%: 10.30% Supplementation: 10.32%

Inflation rate	4.75%	5.00%
Nominal salary increase rate	5.80%	6.05%
Nominal benefit increase rate	4.75%	5.00%
Rate of return on investments	Millennium Plan: 9.69%	Millennium Plan: 10.42%
	Plan 35%: 9.60% Supplementation: 9.59%	Plan 35%: 10.30% Supplementation: 10.32%
General mortality table	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender. Plans 35%: AT-2000 Male aggravated by 15%. Supplementation: AT-2000 aggravated by 10% segregated by gender.	Millennium Plan, Plans 35% and Supplementation of Average Salary: AT 2000 segregated by gender (10% smoothed)
Disability table	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation.	Millenium plan 5% per annum, zero for plans 35% and Supplementation.
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household composition of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Longevity at age of 65 for current participants
Male	18.00	21.00	18.74	20.45	21.00	21.00
Female	18.00	23.00	22.23	23.02	23.00	23.00

Longevity at age of 65 for current participants who are 40
Male	40.00	43.00	40.60	42.69	43.00	43.00
Female	40.00	47.00	45.37	46.29	47.00	47.00

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Allocation of plan assets:

		12/31/2018		12/31/2017
Variable income	141,705	4,16%	50,966	1,54%
Fixed income	3,050,099	89,61%	3,085,783	93,36%
Real estate	52,091	1,53%	44,083	1,33%
Others	160,011	4,70%	124,524	3,77%
Total	3,403,906	100,00%	3,305,356	100,00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2018 was R$40,199 (R$41,544 as of December 31, 2017).

27.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2018.

For the mixed supplementary benefit plan, contributions in the amount of R$24,923 are forecasted to be paid in 2018 for the portion of defined contribution and R$1,987 for the portion of defined benefit (risk benefit).

27.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2018 is as follows:

						12/31/2017
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	409	(458)	1,650	(1,897)	(502)	316
Effect on present value of obligations	(13,281)	15,342	(70,755)	76,222	(50,666)	54,396

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					252	(223)
Effect on present value of obligations					2,028	(1,792)

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,439	(1,350)	7,578	(7,079)	5,720	(5,232)
Effect on present value of obligations	14,685	(13,778)	79,305	(74,101)	57,166	(52,366)

Assumption: Mortality table
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(1,052)	1,054	(4,877)	4,845	(1,120)	1,128
Effect on present value of obligations	(10,680)	10,706	(50,807)	50,468	(12,179)	12,165

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The forecast benefit payments of the defined benefit plans for future years are as follows:

Payments	2018
Year 1	244,606
Year 2	252,778
Year 3	269,332
Year 4	265,261
Year 5	271,570
Next 5 years	1,436,738
Total forecast payments	2,740,285

27.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2018	12/31/2017
Present value of obligations	897,137	866,784
Liabilities	897,137	866,784

The reconciliation of the healthcare liabilities is as follows:

	12/31/2018	12/31/2017
Actuarial liability at the beginning of the year	866,784	691,262
Expenses recognized in income for the year	85,748	77,269
Sponsor’s contributions transferred in prior year	(71,632)	(72,192)
Recognition of actuarial loss/(gain)	16,237	170,445
Actuarial liability at the end of the year	897,137	866,784

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The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2018	12/31/2017
Actuarial gain/(loss) on obligation	16,237	170,445
Gain/(loss) recognized in shareholders' equity	16,237	170,445

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2018	12/31/2017
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating post-employment healthcare were:

	12/31/2018	12/31/2017
Biometric and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	9.62%	10.34%
Inflation	4.75%	5.00%
Real increase in medical costs based on age (Aging Factor)	0.5% - 3.00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	8.15%	8.41%
Average medical cost (Claim cost)	1,054.65	1,001.69

27.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the post-employment healthcare plans as of December 31, 2018 is as follows:

		12/31/2018
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	909	(992)
Effect on present value of obligations	(35,530)	38,727

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	8,091	(6,925)
Effect on present value of obligations	84,560	(72,369)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(2,161)	2,148
Effect on present value of obligations	(22,582)	22,451

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The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2018
Year 1	78,100
Year 2	80,787
Year 3	83,232
Year 4	85,386
Year 5	87,224
Next 5 years	450,767
Total forecast payments	865,496

28            COMMITMENTS

28.a) Take-or-pay contracts

As of December 31, 2018 and 2017, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2017	2018	2019	2020	2021	After 2021	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	957,373	406,920	1,024,674	962,399	831,166	3,761,232	6,579,471

Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets, coal and clinquer.	563,743	658,166	453,801	40,780	8,419		503,000

Processing of furnace sludge and slag resulting from the production process of pig iron and steel.	8,880	9,467	7,074	7,074	7,074	8,842	30,064

Manufacturing, repair, recovery and production of ingot casting machine units.	52,103	21,533	7,968	3,246	3,246	5,952	20,412

	1,582,099	1,096,086	1,493,517	1,013,499	849,905	3,776,026	7,132,947

28.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2018 fall due according to the schedule set out in the following table:

Company / Concession
	Type of service	2019	2020	2021	After 2021	Total
FTL (Ferrovia Transnordestina Logística)	30 - year concession granted on December 31,1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil.The northeastern raiway system covers 4.238 Kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	9,396	9,396	9,396	50,895	79,083

CSN Mineração S.A.	Concession to operate the TECAR a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession was renewable and the agreement expires in 2047.	133,021	133,021	133,021	3,458,541	3,857,604

Tecon	25-year concession started in July 2001. On May 10, 2017, was approved the Decree nº 9,048, which changes de concession extension period for port operations. It was established that the requested extension period, added to the initial period, cannot exceed 70 years	33,779	35,176	36,638	175,053	280,646

		176,196	177,593	179,055	3,684,489	4,217,333

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28.c) Projects and other commitments

•                     Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 52% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies).

The Company expects that the investments will permit Transnordestina Logística S.A., the concessionaire that holds the Transnordestina project, to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concession will expire in 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) contribution of capital by CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review. Currently, the budget value is composed as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree nº 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, up to 50% of the debentures maybe converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, suspended new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was withdrawn unanimously by the members of this court, with the continuity of investments planned having been restored.

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By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union suspended new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored. Despite of, ANTT, through Letter 20/2019 / GPFER / SUFER, dated January 21, 2019 and received by TLSA on February 1, 2019, informed the receipt of the review the executive projects of lots 7, 8 and 11 of the MVP section, however, disregarded the review of the projects for extemporaneous. The review of executive projects is essential for the completion of the regulatory budget, and the conclusion of this regulatory budget is a requirement for the TCU to reassess the blocking order of public funding.

There is an administrative procedure with the ANTT (National Land Transportation Agency) which evaluates the regular compliance with the obligations of the Concession Agreement corresponding to System II by Concessionaire TLSA. ANTT’s technical area, in a unilateral opinion, understood that non-compliance with the contractual obligations by the Concessionaire is evidenced. The technical area’s opinion is under evaluation and, if the irregularity is proven, ANTT may open new process to apply the applicable penalties, among them, forfeiture. The procedure is in fact finding phase and until the moment there is no final decision on the merit.

•       FTL – Ferrovia Transnordestina Logística S.A. (Operational rail network)

In relation to the rail network I, operates by Ferrovia Transnordestina Logística S.A.(“FTL”) -  there is an administrative procedure before the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Conduct Adjustment Agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. ANTT decided to file an administrative proceeding to investigate the non-compliance with the concession agreement and, if the irregularity is proved, it can apply the related penalties or recommend to the Presidency of the Republic the declaration of obsolescence, and the proceeding is at the finding-of-facts stage and, so far, there is no final decision on the merit.

29            INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the maximum limit of indemnity is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon. Management understands that the policies covers its assets and the risks to which the Company is subject.

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In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

30            ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

	Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Income tax and social contribution paid	336,962	268,847		-
Addition to PP&E with interest capitalization (note 10 and 25)	71,611	91,957	16,683	21,308
Acquisition of fixed assets through loans	10,792	4,265	1,746
Capitalization in subsidiaries without cash		20,264	81,594	80,686
	419,365	385,333	100,023	101,994

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31            COMPREHENSIVE INCOME STATEMENT

		Consolidated		Parent Company
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Profit for the year	5,200,583	111,229	5,074,136	10,272
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) / gains on defined benefit plan from investments in subsidiaries, net of taxes	903	(12)	(997)	2.168
Actuarial (losses)/Gains on defined benefit pension plan	413	(203.022)	2.313	(206.275)
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan		(1.073)
	1,316	(204,107)	1,316	(204,107)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(87,101)	170,342	(87,101)	170,342
Fair value through other comprehensive income	(1,559,680)	847,849	(1,559,680)	847,849
(Loss)/gain on the percentage change in investments	(105)	2,814	(105)	2,814
(Loss)/gain on cash flow hedge accounting	(1,415,962)	(50,987)	(1,415,962)	(50,987)
Realization of cash flow hedge accounting reclassified to the income statement	370,191	92,140	370,191	92,140
(Loss)/gain on investments hedge of investments in subsidiaries			(21,852)	(39,893)
(Loss)/gain on net investment hedge in foreign subsidiaries	(21,852)	(39,893)
(Loss)/ gain on business combination	(651)	4,415	(651)	4,415
	(2,715,160)	1,026,680	(2,715,160)	1,026,680

	(2,713,844)	822,573	(2,713,844)	822,573
Total comprehensive income for the year	2,486,739	933,802	2,360,292	832,845

Attributable to:
Controlling shareholders	2,360,292	832,845	2,360,292	832,845
Non-controlling shareholders	126,447	100,957
	2,486,739	933,802	2,360,292	832,845

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32            EVENTS AFTER THE REPORTING PERIOD

Debentures

•         Tenth issue

In December 2018, the Company authorized the issuance of 2,000 debentures, in a single series, with collateral and non-convertible debentures, at a par value of R $ 1, with interest of 126.80% pa of CDI, with final maturity in December of 2023 and with options for early redemption and optional acquisition, with financial settlement completed on February 1, 2019, totaling R $ 1,950,000, equivalent to 1,950 debentures effectively subscribed. The proceeds were allocated to (i) the total liquidation and partial amortization of certain Bank Credit Notes entered into with the Caixa Econômica Federal (CEF) and (ii) the ordinary management of the Company's business.

•         Prepayment agreement – Sale of iron ore

In February 20, 2019, the Company has concluded negotiations for the supply of iron ore to Swiss trader Glencore International AG (“Glencore”). The transaction involves a prepayment to CSN Mineração in the amount of US$ 500,000,000.00 related to an iron ore supply contract of approximately 22 million tons over 5 years. The disbursement will occur once certain precedent conditions have been met, which are customary for this type of transaction.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

1)     Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

2)     Purpose of Projection

CSN estimates an adjusted annualized EBTIDA close to R$7 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 6  months or until the end of the first half of 2019.

CSN estimates iron ore production volume at 31.5Mton, 30.7Mton, 31.2Mton, 36.6Mton and 38Mton in 2019, 2020, 2021, 2022 and 2023, respectively.

3)     Period and validity term of the projection.

For the year 2019, is projected an EBITDA of R$7 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2019, that will be available to the market within the period established by the local authority.

In June 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.5 times, that will be available to the market at the end of the first half of 2019.

CSN estimates annual volume of iron ore production from 2019 to 2023 to expire at the end of the projected periods.

4)     Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA  of R$7 billion for 2019, consider the best average prices for flat steel, as well as the higher sales volume, highlighting the allocation of goods to the domestic market focusing on better operational margins. In relation to the mining, our estimate is that the price levels (Platts – 62% Fe) of iron ore in 2019 above 2018 when the index closed at an average of US$ 69.46 / t

Leverage 9 to 12 months

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 6 months, is based on an increase of the adjusted EBITDA, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

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Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2019 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

a)   Values of the indicators that are subject of the forecast.

Net Revenue	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	18,000	22,230	n.a.	n.a.	n.a.	n.a.	n.a.
Reached	17,149	18,525	22,969	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	3%	3%	-	-	-	-	-
Adjusted EBITDA	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,000	5,574	7,000	n.a.	n.a.	n.a.	n.a.
Reached	4,075	4,645	5,849	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	-7%	5%	-	-	-	-	-
Leverage	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,00x	n.a.	3,50x	n.a.	n.a.	n.a.	n.a.
Reached	6,32x	5,66x	4,55x	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	13%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	28,500	31,500	30,700	31,200	36,600	38,000
Reached	32,174	29,921	27,875	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	-2%	n.a.	n.a.	n.a.	n.a.	n.a.
*E = estimated
**n.a. = not evaluated

5)     If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

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a)    In the form, inform which were being replaced by new projections and which were being repeated.

There were no new estimates, all of which were already communicated to the market through a Material Fact, as well as subsequently updated in the Reference Form.

Estimates maintained:

CSN estimates an adjusted annualized EBTIDA close to R$7 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 6 months.

CSN estimates iron ore production volume at 31.5Mton, 30.7Mton, 31.2Mton, 36.6Mton and 38Mton in 2019, 2020, 2021, 2022 and 2023, respectively.

b)   In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

In 2018, Net Revenue was 3% higher than the previous estimate, due to the better steel and iron ore prices.

In 2018, the Adjusted EBITDA was 5% higher than the previous estimate, due to the fact that mining presented an adjusted EBITDA higher than expected, given the higher average price and quality of our iron ore.

  The volume of production of iron ore was within the expectation (-2%) and according to our expected mining plan.

Net Revenue	2016	2017	2018
Estimated	n.a.	18,000	22,230
Reached	17,149	18,525	22,969
Variation %	-	3%	3%
Adjusted EBITDA	2016	2017	2018
Estimated	n.a.	5,000	5,574
Reached	4,075	4,645	5,849
Variation %	-	-7%	5%
Volume of Iron Ore Production	2016	2017	2018
Estimated	n.a.	n.a.	28,500
Reached	32,174	29,921	27,875
Variation %	n.a.	n.a.	-2%
*E = estimated
**n.a. = not evaluated

c)   In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

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CSN estimates an adjusted annualized EBTIDA close to R$7 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 6 months.

CSN estimates iron ore production volume at 31.5Mton, 30.7Mton, 31.2Mton, 36.6Mton and 38Mton in 2019, 2020, 2021, 2022 and 2023, respectively.

Follow-up and changes to projections disclosed

The result of the fourth quarter of 2018 does not bring any material variation to the results projections previously submitted for the year 2019, which can therefore be maintained.

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on the individual and consolidated financial statements

To the Management, Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional  (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2018, and the statement of profit and loss, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2018, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs).
Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to Note 9.d) to the individual and consolidated financial statements, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said Note indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern.
Our opinion is not qualified regarding this matter.

Key audit matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Continuity of jointly-controlled subsidiary Transnordestina Logística S.A. as a going concern” section, we determined that the matters described below are the key audit matters that should be communicated in our report.

1. Financial leverage and risk of liquidity and going concern (Notes 1 and 12)

Why the matter was determined to be a KAM

A substantial part of the funds and investments necessary for the development of the Company’s activities derives from financing. As of December 31, 2018, the amount of borrowings, financing and debentures with third parties, recognized in current and noncurrent liabilities amounted to R$24,252 million (Parent) and R$28,943 million (consolidated).

As of December 31, 2018, the Company continues to record negative net working capital deficiency in Parent in the amount of R$2,523 (R$1,534 at December 31, 2017), which might give rise to doubt as to its ability to continue as a going concern. On a consolidated basis, at December 31, 2018, net working capital totals R$576 (R$1,211 at December 31, 2017), a decline of R$635 in relation to prior year.
As described in Note 1, the financial leverage may significantly affect the Company’s businesses.

As the main item accounting for the high financial leverage, financial liabilities represented by borrowings, financing and debentures, Management plans to restructure debts and decrease the financial leverage ratio by selling non-strategic assets (Note 1). In the current year, this matter was again considered a critical and risk area in our audit approach due to its relevance for the continuity of the Company’s operations and the materiality of the debts in relation to the financial statements as a whole.
Additionally, borrowings, financing and debentures require, in some cases, compliance with covenants and other restrictive conditions that, if not met, may cause the individual and consolidated financial statements to be materially misstated.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Understand the policies and measures adopted by Management to manage and prepare the cash flow;
•	Discuss the business plans and actions taken to renegotiate debts with Management;
•	Evaluate the design and structure of the internal controls implemented by Management to control and recognize liabilities from borrowings, financing and debentures;
•	Test the changes in new capitalization and amortization and in recalculations of finance charges and evaluate the classification between current and noncurrent liabilities;
•	Mail confirmation letter to confirm balances with creditors and trustees;
•

Perform analyses and test adherence with respect to covenants and restrictive contractual clauses to confirm that the Company was performing (and, in case the Company was in default, that the effects on the individual and consolidated financial statements had been properly recorded);

•	Analyze the disclosures required in the individual and consolidated financial statements.

As a result of auditing procedures performed, we understand that the criteria end assumptions adopted by the Company to recognize borrowings, financing and debentures and its evaluation of the Company’s ability to continue as a going concern were appropriately addressed and disclosed in the context of the individual and consolidated financial statements taken as a whole.

2. Provision for risks relating to lawsuits (Note 17)

Why the matter was determined to be a KAM

The Company is a defendant in tax, civil and labor lawsuits arising in the normal course of its activities.  This area requires Management to make judgments and critical evaluations, supported by the opinion of the Company’s legal counsel, in determining the estimates related to the recognition of assets and liabilities, measuring the involved amounts, assessing the likelihood of loss on lawsuits and appropriately disclosing the existing proceedings and pending litigation, considering their materiality in relation to the financial statements as a whole.

The total provision amount recorded in the financial statements amounts to R$603 million and R$792 million, Parent and consolidated, respectively, as of December 31, 2018. Additionally, certain laws and regulations in Brazil are highly complex and, therefore, the measurement, recognition of assets and liabilities and disclosure of the provision for risks related to lawsuits and administrative proceedings, processes and/or, in certain cases, compliance with laws and regulations, requires a certain level of judgment by the Company and its subsidiaries to record estimates of losses and make disclosures in their individual and consolidated financial statements.

Due to the relevance, complexity and judgment involved in the evaluation, measurement and definition of the timing to recognize and disclose lawsuits and litigation at the various levels of discussion, as well as any impacts that such processes and estimates may cause on the individual and consolidated financial statements taken as a whole (including when lawsuits are assessed as possible and probable loss, since a change in the likelihood of loss or in the assessment criteria may have impacts on the financial statements in terms of provision and/or recognition of assets). Therefore, we continue to consider this matter as critical for our audit of the current audit.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•

Evaluate the design of the structure of the internal control related to the identification, evaluation, measurement and disclosure of the provisions for risks relating to judicial and administrative lawsuits, including those related to compliance with laws and regulations;

•

Evaluate, on a testing basis, the sufficiency of the provisions recognized and the amounts of contingencies disclosed by evaluating the criteria and assumptions used in their measurement methodology, considering data and historical information and, also, the assessment of the Company’s internal and external legal counsel, obtained by means of confirmation;

•

For tax claims, our approach included the involvement of our tax specialists to evaluate the merit and information regarding the gain possibility provided by the legal advisors (in the extension we understand was necessary), and also the documentation and information related to the main tax and labor matters involving the Company;

•	Discuss with the Company´s internal and external legal advisors;
•

Evaluate the disclosures made in the individual and consolidated financial statements to determine that they are in accordance with the rules applicable and provide information on the nature, exposure and amounts accrued or disclosed relating to the main tax, labor and civil matters in which the Company is involved.

Based on our audit approach and procedures performed and evidence obtained, we understand that the criteria and assumptions adopted by the Company to record and disclose the estimates and risks related to pending lawsuits at different court levels are appropriate in the context of the individual and consolidated financial statements taken as a whole.

3. Recoverable value of investment in jointly-controlled subsidiary (Note 9)

Why the matter was determined to be a KAM

The Company has investment in jointly-controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2018, including gain on loss of control, in the amount of R$1,453 million, whose recoverable value should be tested for impairment annually, as required by technical pronouncement CPC 01(R-1) – Impairment of assets. As mentioned in such note, the jointly-controlled subsidiary performs impairment tests, which involves a high degree of subjectivity and judgment by Management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. The Company, as an investor, also conducts its evaluation, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, in the audit of the current year, this matter was again considered an area of risk due to the uncertainty inherent in the process of determining the estimates and judgments involved in preparing future cash flows discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluate the design of the structure of internal controls implemented by Management related to impairment testing;
•	Examine the analysis prepared by Management supported by our internal specialists to verify the reasonableness of the model used in Management´s assessment, by means of an independent analysis;
•	Ongoing challenge of the assumptions used by Management in order to corroborate if there are assumptions not consistent and/or that might be revised;

•

Check and inquire the Company’s Management and TLSA’s executives of the progress of the discussions for release of funds by controlling shareholders so that works may be resumed and release of funds by Federal Government agencies and related entities;

•	Analyze the disclosures required in the individual and consolidated financial statements;
•	Evaluate if the disclosures in notes are consistent with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2018, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporation Law for public companies and considered supplemental information by IFRS have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in CPC 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of Management and those charged with governance for the individual and consolidated financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the company and its subsidiaries or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition, we:

•

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;
•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern;

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•

Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 20, 2019

Nelson Fernandes Barreto Filho
Assurance partner

Grant Thornton Auditores Independentes

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Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The members of the Fiscal Council of Companhia Siderúrgica Nacional, in compliance with the legal provisions of art. 163 of the Law 6404/76 and in the performance of its legal and statutory duties, met on this date and examined (i) the Management Report; (ii) the Financial Statements for the Fiscal Year ended 2018; and (iii) the Allocation of Results for 2018 and, in clarifications provided by the Company's Board of Executive Officers and the independent auditors, Grant Thornton Auditores Independentes,as well as the information and clarifications received during the financial year, unanimously, they gave their favorable opinion regarding these documents and advise their approval at the Company's Annual General Shareholders' Meeting.

São Paulo, February 19th , 2019.

Tufi Daher Filho

Susana Hanna Stiphan Jabra

André Coji

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Opinions and Statements / Opinion or Summary Report, if any, of the Audit Committee

(statutory or otherwise)

The Audit Committee met to review the Company's Financial Statements for the fiscal year ended December 31, 2018.

Afterward, the Audit Committee received the representatives of Grant Thornton Independent Auditors, that reported the conclusion of the Company’s Financial Statement auditing process for the fiscal year ended December 31,2018.

After reviewing and discussing about the audited Financial Statements and the Annual Management Report for the year ended December 31, 2018, the Audit Committee concluded that the reports mentioned above are, in all relevant aspects, fairly presented and can be referred to the Board of Directors and subsequently shall be submitted to the approval by the Company's Annual General Shareholders' Meeting.

São Paulo, February 20th, 2019.

Antonio Bernardo Vieira Maia

Yoshiaki Nakano

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, 1st paragraph , item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the fiscal year ended December 31,2018.

São Paulo, February 20th, 2019.

____________________________________________

Benjamin Steinbruch

Executive Officer - CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, 1st paragraph , item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the fiscal year ended December 31,2018.

São Paulo, February 20th, 2019.

____________________________________________

Benjamin Steinbruch

Executive Officer - CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.